Exhibit 2.1
EXECUTION COPY
AGREEMENT AND PLAN OF MERGER
by and among
LODGIAN, INC.,
LSREF LODGING INVESTMENTS, LLC
and
LSREF LODGING MERGER CO., INC.
Dated as of January 22, 2010

ii

iii

AGREEMENT AND PLAN OF MERGER
     This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of January 22, 2010, by and among LODGIAN, INC., a Delaware corporation (the “Company”), LSREF LODGING INVESTMENTS, LLC, a Delaware limited liability company (“Purchaser”), and LSREF LODGING MERGER CO., INC., a Delaware corporation and an affiliate of Purchaser (“Merger Sub”).
WITNESSETH:
     A. The respective boards of directors or other governing body of Merger Sub, Purchaser and the Company deem it advisable and in the best interests of their respective stockholders and/or interest holders that Purchaser acquire the Company upon the terms and subject to the conditions provided for in this Agreement.
     B. The board of directors of the Company (the “Board”) has unanimously approved this Agreement and the merger of Merger Sub with and into the Company with the Company surviving (the “Merger”), and the Board has determined that such approval is sufficient to render inapplicable to this Agreement and the Merger the restrictions against the parties hereto engaging in any business combination as set forth in Section 203 of the Delaware General Corporation Law (“DGCL”), has determined that this Agreement and the Merger are advisable, fair to and in the best interests of the Company and its stockholders, and has resolved to recommend that the holders of the Company’s issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”, with all of the outstanding shares of Common Stock being hereinafter referred to as the “Shares”), adopt this Agreement and approve the Merger.
     C. The board of directors or other governing body of each of Purchaser and Merger Sub have each approved this Agreement and the Merger, all in accordance with the DGCL and, in each such case, upon the terms and conditions set forth in this Agreement.
     D. Concurrently with the execution of this Agreement, and as a condition and material inducement to Purchaser’s and Merger Sub’s willingness to enter into this Agreement, Purchaser, Merger Sub, the Company and certain stockholders of the Company have entered into Voting Agreements (each a “Voting Agreement” and, collectively, the “Voting Agreements”).
     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
TERMS OF THE MERGER
1.1. The Merger.
     Upon the terms and subject to the conditions of this Agreement, the Merger shall be consummated in accordance with the DGCL. At the Effective Time, upon the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into the Company in accordance with the DGCL and the separate existence of Merger Sub shall thereupon cease and the Company, as the surviving corporation in the Merger (the “Surviving Corporation”), shall continue its existence as a corporation under the laws of the State of Delaware.
1.2. The Closing; Effective Time.
     (a) The closing of the Merger (the “Closing”) shall take place at the offices of Hunton & Williams LLP, 1445 Ross Avenue, Suite 3700, Dallas, Texas 75202, at 10:00 a.m. local time on a date to be specified by the parties, which date shall be no later than the second (2nd) Business Day after the date that all of the conditions to each party’s obligations to effect the Merger have been satisfied or waived (if waivable) (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time, date or place is agreed upon in writing by the parties hereto.
     (b) Subject to the provisions of this Agreement, on the Closing Date the parties shall file with the Secretary of State of the State of Delaware a certificate of merger in accordance with the DGCL (the “Certificate of Merger”) executed and acknowledged in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL in order to effect the Merger. The Merger shall become effective upon the filing of the Certificate of Merger or at such other time as is agreed by the parties hereto and specified in the Certificate of Merger. The time when the Merger shall become effective is herein referred to as the “Effective Time” and the date on which the Effective Time occurs is herein referred to as the “Closing Date”.
1.3. Effect of the Merger.
     At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
1.4. Charter and Bylaws.
     (a) Charter. At the Effective Time, subject to the provisions of Section 5.4, the certificate of incorporation of the Company (the “Charter”), by virtue of the Merger, shall be amended and restated in its entirety to read substantially identically to the charter of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated charter shall become the Charter of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such Charter; provided, however, that at the Effective Time the Charter of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be “Lodgian, Inc.”
     (b) Bylaws. At the Effective Time, the bylaws of Merger Sub (the “Bylaws”), as in effect immediately prior to the Effective Time, shall become the Bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the Charter of Surviving Corporation and such Bylaws.
1.5. Directors and Officers.
     (a) Directors. At the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the Charter and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified, or until their death, resignation or removal.
     (b) Officers. At the Effective Time, the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the Charter and Bylaws of the Surviving Corporation until their respective successors are duly appointed, or until their death, resignation or removal.
1.6. Conversion of Securities.
     At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of Merger Sub or the Company:
     (a) Each Share that is owned by Purchaser or Merger Sub, or that is owned by the Company as treasury stock, shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.
     (b) Each issued and outstanding Share (other than Shares to be cancelled in accordance with Section 1.6(a) hereof and Dissenting Shares (as defined herein)) shall automatically be converted into the right to receive an amount in cash equal to the amount obtained by dividing (i) the product of $2.50 multiplied by the lesser of (A) 21,675,040 and (B) the total number of issued and outstanding Shares (other than Shares to be cancelled in accordance with Section 1.6(c)) immediately prior to the Effective Time, by (ii) the total number of issued and outstanding Shares (other than Shares to be cancelled in accordance with Section 1.6(c)) immediately prior to the Effective Time (the “Merger Consideration”) payable, without interest, to the holder of such Share upon surrender, in the manner provided in Section 1.7 hereof, of the certificate that formerly evidenced such Share. All such Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with Section 1.7 hereof. Without limiting any other provision of this Agreement, the Merger Consideration shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Common Stock), reorganization, recapitalization or other like change with respect to the Common Stock occurring after the date hereof and prior to the Closing Date.
     (c) Each issued and outstanding share of common stock of Merger Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.
1.7. Payment for Certificates.
     (a) Exchange Agent. American Stock Transfer & Trust Company, LLC (the “Exchange Agent”) shall act as agent for the holders of the Shares (other than Shares held by Purchaser, the Company and any of their respective subsidiaries and Dissenting Shares) in connection with the Merger to receive in trust the aggregate Merger Consideration to which holders of Shares shall become entitled pursuant to Section 1.6(b) hereof. Purchaser shall deposit or cause to be deposited the aggregate Merger Consideration with the Exchange Agent on the Closing Date and such amounts shall not be used for any other purpose. The aggregate Merger Consideration shall be invested by the Exchange Agent as directed by Purchaser and all interest and other income resulting from such investment shall be paid to Purchaser.
     (b) Exchange Procedures. Promptly after the Effective Time, Purchaser and the Surviving Corporation shall cause to be mailed to each holder of record, as of the Effective Time, of a certificate or certificates, which immediately prior to the Effective Time represented outstanding Shares (the “Certificates”), or non-certificated Shares represented by book entry (“Book-Entry Shares”), whose Shares were converted pursuant to Section 1.6(b) hereof into the right to receive the Merger Consideration, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual and proper delivery of the Certificates or Book-Entry Shares to the Exchange Agent and shall be in such form and have such other provisions as Purchaser or the Exchange Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration to be received by each stockholder. Upon surrender of a Certificate or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Purchaser, together with such letter of transmittal, properly completed and duly executed in accordance with the instructions thereto, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash in respect of any Certificate or Book-Entry Share. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that the Certificate or Book-Entry Share so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes (as defined herein) required by reason of the issuance to a person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax (as defined herein) either has been paid or is not applicable. Until surrendered as contemplated by this Section1.7, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration for each Share in cash upon surrender of such Certificate or Book-Entry Share as contemplated by Section 1.6(b) hereof.
     (c) Transfer Books; No Further Ownership Rights in the Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of the Shares on the records of the Company. From and after the Effective Time, the holders of Certificates or Book-Entry Shares evidencing ownership of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Purchaser, the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article I. If any Certificate or Book-Entry Share has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration or any dividends or other distributions payable to the holder of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority), any such Merger Consideration, dividends or other distributions in respect of such Certificate or Book-Entry Share will, to the extent permitted by applicable Law, become the property of Purchaser, free and clear of all claims or interest of any person previously entitled thereto.
     (d) Termination of Fund; No Liability. At any time following the six-month anniversary of the Effective Time, the Surviving Corporation, at its option, shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest or other income received with respect thereto) which had been made available to the Exchange Agent, and holders of Shares shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, neither Purchaser, the Surviving Corporation nor the Exchange Agent nor any of their respective directors, managers, officers, employees or agents shall be liable to any holder of a Certificate or Book-Entry Share for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
     (e) Lost, Stolen or Destroyed Certificates. In the event any Certificate(s) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate(s) to be lost, stolen or destroyed and, if required by Purchaser or the Surviving Corporation, the posting by such person of an indemnity or bond in such sum as Purchaser or the Surviving Corporation may reasonably direct as indemnity against any claim that may be made against any party hereto or the Surviving Corporation with respect to such Certificate(s), the Exchange Agent will disburse the Merger Consideration pursuant to Section 1.7(b) payable in respect of the Shares represented by such lost, stolen or destroyed Certificate(s).
     (f) Withholding Taxes. Purchaser, Merger Sub and the Company, as applicable, shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Merger Consideration payable to a holder of Shares pursuant to the Merger any such amounts as are required under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by Purchaser, Merger Sub or the Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Purchaser, Merger Sub or the Company.
1.8. Options.
     (a) With respect to all outstanding options to purchase Shares (the “Company Options”) granted under the Company Amended and Restated 2002 Stock Incentive Plan or otherwise (collectively, the “Company Option Plan”), whether or not then vested, at the Effective Time, each such Company Option shall be cancelled and be of no further force or effect, without payment of any form of consideration, and all of such holder’s rights under such Company Options shall terminate at the Effective Time.
     (b) As of the Effective Time, except as provided in this Section 1.8, all rights under any Company Option and any provision of the Company Option Plan and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the securities of the Company shall be cancelled. The Company shall ensure that, as of and after the Effective Time, except as provided in this Section 1.8, no person shall have any right (including, without limitation, any right to acquire any securities of the Company or any of its subsidiaries) under the Company Option Plan or any other plan, program or arrangement with respect to securities of the Company, the Surviving Corporation or any subsidiary thereof.
     (c) At or before the Effective Time, the Company shall cause to be effected any necessary amendments to the Company Option Plan and any other resolutions, consents or notices, in form and substance reasonably acceptable to Purchaser, required under the Company Option Plan or any Company Options to give effect to the foregoing provisions of this Section 1.8.
1.9. Dissenting Shares.
     Notwithstanding any provision of this Agreement to the contrary, each Share issued and outstanding immediately prior to the Effective Time whose holder has not voted or consented in favor of the Merger and who has demanded and perfected such holder’s right to appraisal of such Shares in accordance with the DGCL and, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights (“Dissenting Shares”), shall not be converted into or represent a right to receive the Merger Consideration into which Shares are converted pursuant to Section 1.6(b) hereof, but the holder thereof shall be entitled only to such rights as are granted by the DGCL. Notwithstanding the immediately preceding sentence, if any holder of Shares who demands appraisal rights with respect to its Shares under the DGCL effectively withdraws or loses (through failure to perfect or otherwise) its appraisal rights, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder’s Shares will automatically be converted into and represent only the right to receive the Merger Consideration as provided in Section 1.6(b) hereof, without interest thereon, upon surrender of the Certificate or Certificates or Book-Entry Shares formerly representing such Shares, in the manner provided in Section 1.7 hereof. The Company shall give Purchaser (i) prompt written notice of any demand or notice of intent to demand appraisal for any Shares, withdrawals of such notices, and any other instruments received by the Company in respect of Dissenting Shares, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal for Shares. The Company shall not, except with the prior written consent of Purchaser, voluntarily make any payment with respect to any demands for appraisal for Shares or offer to settle or settle any such demands.
1.10. Additional Actions.
     If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in Purchaser or the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Merger Sub or the Company or otherwise to carry out this Agreement and the Merger, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of Merger Sub or the Company, as applicable, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of Merger Sub or the Company, as applicable, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Purchaser or Surviving Corporation, as applicable, or otherwise to carry out this Agreement and the Merger. Any such transfers or actions that occur pursuant to this Section 1.10 shall be deemed to have occurred immediately prior to or on the Closing Date.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company hereby represents and warrants to Purchaser and Merger Sub that, except (a) as set forth in the disclosure schedule, which sets forth certain disclosures concerning the Company, its subsidiaries and its and their business (the “Company Disclosure Schedule”), and (b) as disclosed in the reports, statements and other documents filed by the Company with the SEC, in each case pursuant to the Exchange Act (other than any disclosures contained or referenced therein under the captions “Risk Factors”, “Forward-Looking Statements”, and “Quantitative and Qualitative Disclosures About Market Risk”) in each case on or after December 31, 2007 and prior to the date of this Agreement (the “Recent SEC Reports”) (it being understood that any matter disclosed in any Recent SEC Report shall be deemed to be disclosed in a section of the Company Disclosure Schedule only to the extent that it is readily apparent from the language of the disclosure itself in such Recent SEC Report that such disclosure is applicable to such section of the Company Disclosure Schedule, other than, in each case, any matters required to be disclosed for the purposes of Section 2.2 (Capitalization), Section 2.7 (SEC Filings; Company Financial Statements), and Section 2.8 (Absence of Certain Changes), of this Agreement, which matters shall be specifically disclosed in Sections 2.2, 2.7 and 2.8 of the Company Disclosure Schedule, respectively, and not disclosed by reference to a Recent SEC Report), the statements contained in this Article II are true and correct.
2.1. Due Organization and Good Standing.
     Each of the Company and its subsidiaries that own or lease real property is a corporation or other form of entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Company’s subsidiaries that is not referred to in the immediately preceding sentence is a corporation or other form of entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite power and authority to carry on its business as now being conducted, except where the failure to be so existing and in good standing or to have such power and authority could not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, the term “Company Material Adverse Effect” shall mean any fact, event, change, development, circumstance, effect or any combination of the foregoing that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, financial condition, or results of operations of the Company and its subsidiaries, taken as a whole, or the ability of the Company to consummate the Merger, except for any such fact, event, change, development, circumstance, or effect resulting from, arising out of or relating to (a) any change in or interpretations of U.S. generally accepted accounting principles (“GAAP”), (b) any change in interest rates, or general market, political or economic conditions, including financial, credit and securities markets generally (which changes do not affect the Company and its subsidiaries to a materially disproportionate degree compared to other businesses operating in the same or similar industries), (c) any action taken by Purchaser, Merger Sub or any of their respective affiliates other than as contemplated by this Agreement, (d) any weather-related or other force majeure event or conditions arising out of acts of terrorism or war, including the escalation thereof, (e) changes in accounting rules and regulations of the SEC or any United States federal, state or local or any foreign Law, judgment or decree (which changes do not affect the Company and its subsidiaries to a materially disproportionate degree compared to other businesses operating in the same or similar industries), (f) the execution and delivery of this Agreement or the announcement thereof, the performance of the Company of its obligations hereunder or the pendency or consummation of the transactions contemplated hereby, (g) any loss of customers or employees by the Company or any Company subsidiary, (h) the failure of the Company to meet any internal or published projection, forecasts or estimates of revenues or earnings or published industry analyst expectations of financial performance (it being understood that this exception, as it relates to this clause (h), shall not exclude any underlying fact, event, change, development, circumstance, effect of any combination of the foregoing which resulted in the failure of the Company to meet any internal or published projection, forecasts or estimates of revenues or earnings or published industry analyst expectations of financial performance), or (i) any taking of action at the written request of Purchaser or Merger Sub; provided, however, that, notwithstanding anything else contained in this Agreement, the occurrence of any fact, event, act, omission, change, development, circumstance, effect or any combination of the foregoing that results, or would reasonably be expected to result, in any of the Goldman Sachs loan, the IXIS Portfolio loan, the IXIS — Holiday Inn Hilton Head, the Merrill Lynch Fixed Rate #1 loan, the Merrill Lynch Fixed Rate #3 loan, the Merrill Lynch Fixed Rate #4 loan, the Wachovia Bank - Worcester loan, the Wachovia Bank — Palm Desert loan, the Wachovia Bank — Phoenix West loan or the Wachovia Bank — Springhill Suites Pinehurst loan becoming full recourse to the Company (other than the full recourse liability of the Company pursuant to that certain Full Recourse Guaranty dated July 1, 2009, executed by the Company in favor of Wells Fargo Bank, N.A., as Trustee for the Registered Holders of Merrill Lynch Mortgage Trust 2005-CKI1, Commercial Mortgage Pass-Through Certificates, Series 2005-CKI1 relating to the Merrill Lynch Fixed Rate #4 loan), or to any of its subsidiaries that are currently not obligated with respect to such Indebtedness shall be deemed to result in a Company Material Adverse Effect.
2.2. Capitalization.
     (a) The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock” and, together with the Common Stock, the “Company Capital Stock”). As of the date hereof, (i) 21,675,040 shares of Common Stock are issued and outstanding, (ii) no shares of Preferred Stock were issued and outstanding, (iii) 141,083 shares of Common Stock are subject to outstanding Company Options (which are not reflected in clause (a)(i)) and (iv) 353,790 shares of Restricted Stock (which are reflected in clause (a)(i)) are issued and outstanding. All of the outstanding shares of Company Capital Stock are, and all shares of Company Capital Stock which may be issued pursuant to the exercise of outstanding Company Options will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable. None of the outstanding shares of Company Capital Stock have been issued in violation of any applicable Laws or in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right. Except as set forth above or in Section2.3 below, as of the date hereof, no shares of voting or non-voting capital stock, other equity interests, or other voting securities of the Company or its subsidiaries are issued, reserved for issuance or outstanding. All outstanding Company Options were granted under the Company Option Plan. The exercise price of each outstanding Company Option is greater than $2.50. Neither the Company nor any of its subsidiaries has issued any Company Option where, as of the date the Company Option was granted, the exercise price of the Company Option was less than the fair market value of the stock subject to such Company Option on the date of the grant, as determined in accordance with the terms of the applicable Company Option Plan and Code Section 409A. There are no stock-appreciation rights, stock-based performance units, “phantom” stock rights, restricted stock awards or agreements, or other agreements, arrangements or commitments of any character (contingent or otherwise), (i) pursuant to which any person is or may be entitled to receive any payment or other value based on the revenues, earnings or performance (financial or otherwise), stock price performance or assets of the Company or any of its subsidiaries or calculated in accordance therewith or (ii) which would cause the Company or any of its subsidiaries to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) or would otherwise require the registration of any securities of the Company or any of its subsidiaries.
     (b) There are no bonds, debentures, notes or other indebtedness having voting rights or debt convertible into securities having such rights (“Voting Debt”). Except for the Company Options, there are no options, warrants, calls, subscriptions or other rights, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of, or other equity interests in, the Company or any of its subsidiaries obligating the Company or any of its subsidiaries to issue, transfer or sell or cause to be issued, transferred, sold or repurchased any options or shares of capital stock or Voting Debt of, or other equity interest in, the Company or any of its subsidiaries or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any of its subsidiaries to grant, extend or enter into any option, warrant, call, subscription or other right, agreement, arrangement or commitment and (ii) there are no outstanding contractual obligations or other commitments of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Capital Stock, or other capital stock of, or equity interests in, the Company or any of its subsidiaries or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.
     (c) There are no voting trusts, voting agreements or other agreements or understandings to which the Company is a party with respect to the voting of the Company Capital Stock.
2.3. Subsidiaries.
     Section 2.3 of the Company Disclosure Schedule contains an organizational chart of the Company and all subsidiaries of the Company, which is materially true and correct. Other than as set forth on such organizational chart, each subsidiary is wholly-owned by the Company or one or more of its wholly-owned subsidiaries. All of the capital stock and other equity interests of the subsidiaries so held are owned (directly or indirectly) by the Company free and clear of any liens, claims, pledges, mortgages, security interests, charges, restrictions or encumbrances of any kind or nature whatsoever. All of the outstanding shares of capital stock, or other equity interests, in each of the subsidiaries held by the Company or one or more of its wholly-owned subsidiaries are duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive rights and in compliance with applicable Laws. No equity securities or other interests of any of the subsidiaries are or may become required to be issued or purchased by reason of any options, warrants, rights to subscribe to, puts, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of, or other equity interests in, any subsidiary, and there are no contracts, commitments, understandings or arrangements by which any subsidiary is bound to issue additional shares of its capital stock or other equity interests, or options, warrants or rights to purchase or acquire any additional shares of its capital stock or other equity interests or securities convertible into or exchangeable for such shares or interests.
2.4. Authorization; Binding Agreement.
     (a) The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the adoption of this Agreement by the stockholders of the Company and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, to consummate the Merger. No other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of, and performance of its obligations under, this Agreement or to consummate the Merger, other than the Company Stockholder Approval (as defined herein) and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by principles of equity regarding the availability of remedies (“Enforceability Exceptions”).
     (b) The Board, at a duly held special meeting, has by unanimous vote of those directors present (who constitute 100% of the directors then in office duly elected) (i) determined that this Agreement, the Merger and the other transactions contemplated herein are fair to, and in the best interests, of the Company and its stockholders, (ii) approved, authorized and declared advisable this Agreement and approved and authorized the Merger, and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement
     (c) Assuming the representations and warranties of Parent and Merger Sub set forth in Section 3.10 are accurate, the Board has taken all actions necessary and advisable so that the restrictions contained in Section 203 of the DGCL are inapplicable to this Agreement, the Voting Agreements and the Merger and the other transactions contemplated herein and therein. The Company has taken all necessary action so that no stockholder rights plan applicable to the Company and, to the knowledge of the Company, no other anti-takeover, “fair price,” “moratorium,” “control share acquisition” or similar Law or similar provision in the Charter or the Bylaws is applicable to this Agreement, the Voting Agreements, the Merger or the other transactions contemplated herein or therein.
2.5. Governmental Approvals.
     No consent, approval, waiver or authorization of, notice to or declaration or filing with (“Consent”), any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any governmental or regulatory authority, agency, department, board, commission, administration or instrumentality, any court, tribunal or arbitrator or any self-regulatory organization (“Governmental Authority”) on the part of the Company or any of its subsidiaries is required to be obtained or made in connection with the execution or delivery by the Company of this Agreement or the consummation by the Company of the Merger other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (b) filings with the Securities and Exchange Commission (the “SEC”), including the filing with the SEC of (i) a proxy statement relating to the approval of this Agreement by the Company’s stockholders (as amended or supplemented from time to time, the “Proxy Statement”), and (ii) such reports under the Exchange Act as may be required in connection with this Agreement and the Merger, (c) applicable requirements, if any, of state securities or “blue sky” laws, (d) such filings as may be required in any jurisdiction where the Company or its subsidiaries are qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (e) filings, permits, authorizations, consents and approvals as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the filings and the receipt, termination or expiration, as applicable of such other approvals, permits or waiting periods required under any other applicable antitrust, competition, merger control or similar law, (f) such Consents, if any, that are set forth in Section 2.11 of the Company Disclosure Schedule as may be required with respect to the

Company Material Permits (as defined herein), (g) any filings required by, and approvals required under, the rules and regulations of the NYSE Amex Equities (“AMEX”), and (h) those Consents that, if they were not obtained or made, could not reasonably be expected to result in a Company Material Adverse Effect.
2.6. No Violations.
     The execution and delivery of this Agreement, the consummation of the Merger and the compliance by the Company and its subsidiaries with any of the provisions hereof will not (a) conflict with or result in any breach of any provision of the Charter or Bylaws or other governing instruments of the Company or any of its subsidiaries, (b) require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Company Material Contract (as defined herein) or Company Material Permit, to which the Company or any of its subsidiaries is a party or by which any of their assets are bound, (c) result in the creation or imposition of any liens, charges, security interests, options, claims, mortgages, pledges, assessments, adverse claims, or restrictions (whether on voting, sale, transfer, disposition or otherwise) or other encumbrances or restrictions of any nature whatsoever, whether imposed by agreement, understanding, Law or equity, or any conditional sale contract, title retention contract or other contract to give or refrain from giving any of the foregoing (collectively, “Encumbrances”) upon any of the assets of the Company or any of its subsidiaries or (d) subject to obtaining the Consents from Governmental Authorities referred to in Section 2.5 hereof and, solely with respect to the consummation of the Merger, subject to obtaining the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, contravene any applicable provision of any Law to which the Company, any of its subsidiaries, or any of their respective assets or properties is subject; except, with respect to clauses (b), (c) and (d), for any such conflicts, Consents, violations, breaches, defaults, Encumbrances or other occurrences which have not had, and could not reasonably be expected to have, a Company Material Adverse Effect.
2.7. SEC Filings; Company Financial Statements.
     (a) The Company has timely filed all forms, reports, schedules, statements and other documents required to be filed by the Company with the SEC since January 1, 2007 under the Exchange Act or the Securities Act. All such required forms, reports and documents filed by the Company with the SEC (including those that the Company may file subsequent to the date hereof), as have been, or will be, amended since the time of their filing, are referred to herein as the “Company SEC Reports”. As of their respective filing dates (or if amended or superseded by a subsequent filing prior to the date hereof, then on the date of such later filing), the Company SEC Reports (i) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has made available to Purchaser true and complete copies of all comment letters received by the Company from the staff of the SEC at any time during the one-year period prior to the date hereof and all responses to such comment letters by or on behalf of the Company. There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to the Company SEC Reports. To the Company’s knowledge, none of the Company SEC Reports is currently being reviewed by the SEC, and the Company has not received any written correspondence from the SEC that it, or any transaction or transactions entered into by the Company or any of its subsidiaries, is being investigated either formally or informally by the SEC. None of the Company’s subsidiaries has filed, or is obligated to file, any report, registration statement or other filing with the SEC. The Company has complied in all material respects with all applicable listing and corporation governance rules and regulations of AMEX.
     (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports as amended to date (the “Company Financials”), including each Company SEC Report filed after the date hereof until the Closing, (i) was prepared from, in accordance with and accurately reflects in all material respects the Company’s books and records as of the times and for the periods referred to therein, (ii) complied in all material respects with the applicable accounting rules and regulations of the SEC with respect thereto, (iii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Forms 10-Q, 8-K or any successor forms under the Exchange Act), and (iv) fairly presented in all material respects the consolidated financial position of the Company as at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the respective periods indicated therein (subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments). The balance sheet of the Company contained in the Company SEC Report as of September 30, 2009 (the “Balance Sheet Date”) as filed with the SEC before the date hereof is hereinafter referred to as the “Company Balance Sheet”.
     (c) The Company has established and maintains a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its subsidiaries are being made only in accordance with appropriate authorizations of management and the Board and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its subsidiaries. Neither the Company nor, to the knowledge of the Company, the Company’s independent registered public accounting firm, has identified or been made aware of in writing (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company and its subsidiaries, or (B) any material fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its subsidiaries.

     (d) Neither the Company nor any of its subsidiaries has any “off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K promulgated by the SEC).
     (e) All accounts receivable reflected in the Company Financials arose from, and the accounts receivable existing as of the Closing Date will have arisen from, bona fide transactions entered into in the ordinary course of business consistent with past practice, and to the knowledge of the Company constitute or will constitute, as the case may be, valid claims of the Company or its subsidiaries not subject to valid claims of setoff or other valid defenses or valid counterclaims, other than normal cash discounts, returns, chargebacks, rebates and other adjustments in the ordinary course of business consistent with past practice.
2.8. Absence of Certain Changes.
     (a) Since the Balance Sheet Date, the Company and its subsidiaries have not:
          (i) taken any action by which the Company or its subsidiaries would incur any liability or obligation (absolute, accrued, contingent or otherwise) which would exceed $100,000 individually per liability or obligation or exceed $1,000,000 in the aggregate, except for items incurred in the ordinary course of business consistent with past practice;
          (ii) paid, discharged or satisfied any claims, liabilities or obligations in excess of $100,000 individually, other than in the ordinary course of business consistent with past practice;
          (iii) cancelled any debts or waived any claims or rights with a value in excess of $100,000 individually;
          (iv) sold, transferred or otherwise disposed of any of their properties or assets (real, personal or mixed, tangible or intangible) with a value in excess of $100,000 in the aggregate, other than in the ordinary course of business consistent with past practice;
          (v) declared, paid or set aside for payment any dividend or other distribution (whether in cash, stock or property) in respect of their respective capital stock or other equity interests or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of capital stock or other securities of the Company or any of its subsidiaries;
          (vi) written-down the value of any inventory (including write-downs by reason of shrinkage or mark-down) or current assets, or written off as uncollectible any notes or accounts receivable in excess of $100,000 in the aggregate;
          (vii) made any change in severance, retention, termination, change of control, or bonus policies or practices;
          (viii) paid or awarded any bonus to any employee of the Company or any of its subsidiaries, other than in the ordinary course of business consistent with past practice, or paid or awarded any bonus, incentive or special compensation to any executive officer of the Company;

          (ix) suffered any impairment of any Company Intellectual Property (as defined herein); or
          (x) authorized or agreed, whether in writing or otherwise, to take any action described in this Section 2.8(a).
     (b) Since December 31, 2008, the Company and its subsidiaries have not:
          (i) suffered any Company Material Adverse Effect or any change, condition, event or development which could reasonably be expected to result in a Company Material Adverse Effect;
          (ii) permitted or allowed any of their properties or assets (real, personal or mixed, tangible or intangible) to be subjected to any Encumbrances, except for Permitted Encumbrances;
          (iii) (A) merged, consolidated or entered into any other business combination transaction with any person, (B) acquired (by merger, consolidation or any other acquisition) any corporation, partnership or other entity, (C) purchased any equity interest in, or all or substantially all of the assets of, any person or any division or business thereof or (D) acquired or licensed any assets with a value in excess of $50,000 individually, other than in the ordinary course of business consistent with past practice;
          (iv) failed to pay any premiums due and payable for insurance policies and/or failed to keep insurance policies in full force and effect;
          (v) granted any increase in the compensation or benefits payable or to become payable to any director or executive officer of the Company, except for such increases not to exceed $5,000 in the aggregate per individual;
          (vi) (A) made any changes in any of the accounting methods used by it, except for such changes required by GAAP; or (B) made or changed any election relating to Taxes, adopted or changed any accounting method relating to Taxes, entered into any closing agreement relating to Taxes, filed any amended Tax Return, settled or consented to any claim or assessment relating to Taxes, except in the ordinary course of business, or agreed to extend or waive the statutory period of limitations for the assessment or collection of Taxes;
          (vii) loaned, or advanced any amount to, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with, any of their respective officers, directors or stockholders that hold five percent (5%) or more of the issued and outstanding Common Stock or any affiliate of any of their respective officers, directors or stockholders that hold five percent (5%) or more of the issued and outstanding Common Stock, except for (A) directors’ fees and expense reimbursements in the ordinary course of business consistent with past practice, (B) items that did not have to be or will not have to be reported in the Company SEC Reports or (C) other than in than in the ordinary course of business consistent with past practice; or

          (viii) authorized or agreed, whether in writing or otherwise, to take any action described in this Section 2.8(b).
2.9. Absence of Undisclosed Liabilities.
     As of the date hereof, except (a) for liabilities and obligations disclosed in or otherwise reflected or otherwise reserved against on the Company Balance Sheet (or described in the notes thereto), (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, (c) liabilities and obligations incurred under this Agreement or in connection with the Merger and the other transactions contemplated by this Agreement, or (d) liabilities and obligations under Company Material Contracts existing as of the date of this Agreement or that are entered into after the date of this Agreement with the prior consent of Purchaser (other than liabilities or obligations arising from any breach of any Company Material Contract), neither the Company nor its subsidiaries has any liabilities or obligations of any nature (whether absolute, accrued, fixed, contingent or otherwise) that are material to the financial condition of the Company and its subsidiaries, taken as a whole. Section 2.9 of the Company Disclosure Schedule lists all real property leases (other than Company Leases) under which, to the knowledge of the Company, the Company or any of its subsidiaries may have any contingent liabilities in excess of $100,000. Neither the Company nor any of its subsidiaries has any material contingent liabilities under any terminated or expired management or franchise agreement with a hotel manager or Franchisor (as defined herein). Neither the Company nor its subsidiaries has any material liabilities or material obligations of any nature (whether absolute, accrued, fixed, contingent or otherwise) with respect to any franchise agreement (or any guaranty, amendment, side letter, lender comfort letter, tri-party agreement or similar agreement delivered in connection with such franchise agreement), Company Lease or otherwise with respect to any Company Real Property sold, conveyed, transferred, surrendered or assigned to, or foreclosed upon by, a third party during the 24 months preceding the date hereof.
2.10. Compliance with Laws.
     The business of the Company and its subsidiaries is, and at all times since January 1, 2007, has been operated in compliance with all applicable Laws, except for such instances of non-compliance which would not reasonably be expected to have a Company Material Adverse Effect.
2.11. Permits.
     Each of the Company and its subsidiaries has all material permits, certificates, licenses, approvals and other authorizations required to conduct its business, including those required under regulatory Laws and those required by state, city or local liquor licensing boards, agencies or other similar entities (collectively, “Company Permits”). Section 2.11 of the Company Disclosure Schedule sets out a listing of Company Permits required under regulatory Laws relating to the sale of alcohol that are required by state, city or local liquor licensing boards, agencies or other similar entities (collectively, the “Company Material Permits”). To the Company’s knowledge, neither the Company nor any of its subsidiaries is in violation of any

Company Material Permit. No proceedings are pending or, to the knowledge of the Company, threatened to revoke or limit any Company Material Permit.
2.12. Litigation.
     As of the date hereof, there is no private or governmental action, suit, litigation, proceeding, claim, arbitration, or mediation (“Litigation”) pending before any agency, arbitrator, mediator, court or tribunal, foreign or domestic, or, to the knowledge of the Company, threatened against the Company, its subsidiaries or any of their respective properties or, to the knowledge of the Company, pending or threatened against any of its or their officers or directors (in their capacities as an officer or director of the Company or its subsidiaries) that has had or could reasonably be expected to result in damages to the Company and its subsidiaries in excess of $100,000 individually. As of the date hereof, there is no judgment, decree or order against the Company or its subsidiaries or, to the knowledge of the Company, any of its or their directors or officers (in their capacities as an officer or director of the Company or its subsidiaries) that would prevent, enjoin or materially alter or materially delay any aspect of the Merger or adversely affect the Company’s ability to perform its obligations under this Agreement. As of the date hereof, there is no Litigation that the Company or any of its subsidiaries have pending against other parties where the Company’s claims exceed $50,000 individually. As of the date hereof, there is no judgment, injunction, order or decree binding upon the Company or any of its subsidiaries which has, or would reasonably be expected to have, the effect of prohibiting acquisition of property by the Company or any of its subsidiaries, prohibiting or materially restricting the conduct of business by the Company or any of its subsidiaries as currently conducted, or materially restricting the ability of the Company or any of its subsidiaries from engaging in business.
2.13. Material Contracts.
     (a) Except as filed as an exhibit to the Company SEC Reports filed before the date of this Agreement or as set forth in Section 2.13(a) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to or bound by any:
          (i) employment agreement (other than those that are terminable at will by the Company or such subsidiary without cost, payment or penalty) or restricted stock award agreement;
          (ii) contract, whether as licensor or licensee, for the license of any patent, know-how, trademark, trade name, service mark, copyright or other intangible asset with total payments in excess of $100,000 in the aggregate or that is not terminable upon no more than 90 days prior written notice without payment of premium or penalty, other than (A) the Franchise Agreements, (B) ancillary licenses required to be entered into by the Company or its subsidiaries pursuant to the Franchise Agreements, (C) non-negotiated licenses of commercial off-the-shelf computer software, (D) point-of-sale systems with a person approved by a Franchisor entered into by the Company or its subsidiaries in connection with any of the Franchise Agreements and (E) property management systems with a person approved by a Franchisor entered into by the Company or its subsidiaries in connection with any of the Franchise Agreements;

          (iii) loan or guaranty agreement, indenture or other instrument, contract or agreement under which any money has been borrowed or loaned or any note, bond or other evidence of indebtedness has been issued, other than as listed on Section 2.13(b) of the Company Disclosure Schedule;
          (iv) mortgage, security agreement, conditional sales contract, capital lease or similar agreement with total payments in excess of $100,000 per year or that effectively creates a lien, encumbrance or security interest on any assets of the Company or any of its subsidiaries, other than as listed on Section 2.13(b) of the Company Disclosure Schedule;
          (v) contract materially restricting the Company or any of its subsidiaries from acquiring any properties or assets, engaging in business or from competing with any other parties, including, but not limited to, geographic limitations on the Company’s or any of its subsidiaries’ activities;
          (vi) written agreement relating to the reorganization or merger of the Company or any subsidiary that has not been consummated as of the date hereof;
          (vii) partnership or joint venture agreement with a party that is not directly or indirectly wholly-owned by the Company;
          (viii) collective bargaining agreement;
          (ix) contract that is a “material contract” (as defined in Item 601(b)(10) of Regulation S-K under the Securities Act);
          (x) services, lease, license, franchise, management, royalty or similar agreement with total payments by the Company or any subsidiary in excess of $100,000 per year, other than (A) the Company Leases (as defined herein), (B) the Franchise Agreements (as defined herein), and (C) the hotel management agreements in effect for each hotel included in the Company Real Property (as defined herein) between the owner of such hotel and the Company’s management subsidiary, Lodgian Management Corp.;
          (xi) agreements relating to capital expenditures with a total consideration payable after the date hereof under any such agreement in excess of $100,000;
          (xii) agreements relating to the merger or consolidation of the Company or any of its subsidiaries with any other entity that have (A) not been consummated as of the date hereof or (B) that, if consummated as of the date hereof, have any remaining outstanding monetary or contingent obligations in excess of $100,000;
          (xiii) investment banking agreement of any kind or nature whatsoever;
          (xiv) any (A) power of attorney not granted to (1) employees of the Company or any of its subsidiaries or (2) lenders or servicers in connection with Indebtedness of the Company or its subsidiaries, (3) payroll processors or (4) real or personal property tax service providers or (B) any contract, commitment or liability (whether absolute, accrued, contingent or otherwise) as guarantor, surety, cosigner, endorser, co-maker, or indemnitor for obligations for funded debt or real property leases in respect of the contract or commitment of any other person, except for negotiable instruments in the process of collection;
          (xv) other contracts (other than those listed in clauses (i) through (xiv) above) that involve payments by the Company and/or any of its subsidiaries in excess of $100,000 per year;
          (xvi) agreements or insurance policies providing for indemnification of any officer or director of the Company or any of its subsidiaries, other than the existing directors’ and officers’ insurance policy and the Charter and Bylaws or other organizational documents, as currently in effect, of the Company and each of its subsidiaries; or
          (xvii) agreements evidencing a loan to any officer or director of the Company or any of its subsidiaries, other than advances for expenses pursuant to the Company’s standard expense reimbursement policies.
Each of the contracts or agreements described in Sections 2.13(a)(i)-(a)(xvii) above, together with the Company Leases, all Franchise Agreements, the Company Intellectual Property Agreements, all documents and instruments with respect to the Indebtedness (as defined herein) of the Company and the Company’s subsidiaries described on Section 2.13(b) of the Company Disclosure Schedule, and all documents filed as exhibits to the Company SEC Reports are collectively referred to herein as “Company Material Contracts”.
     (b) Section 2.13(b) of the Company Disclosure Schedule sets forth a description of all Indebtedness of the Company and its subsidiaries. As used in this Agreement, “Indebtedness” means (i) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (ii) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations under financing leases, (iv) all obligations in respect of acceptances issued or created, (v) all liabilities secured by any lien on any property (other than those Permitted Encumbrances contained in clauses (a), (b), (d) and (g) of the definition thereof; except with respect to those Permitted Encumbrances contained in said clause (g) that would otherwise qualify as “Indebtedness” under clauses (i) through (iv), inclusive, or (vi) of this Section 2.13(b)), and (vi) all guarantee obligations.
     (c) All Company Material Contracts are in full force and effect and are valid and binding obligations of the Company or its subsidiaries and enforceable against the Company or its subsidiaries in accordance with their respective terms, subject to the Enforceability Exceptions. Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any other party to any Company Material Contract is in material breach of or in material default under any of the Company Material Contracts. True and complete copies of all Company Material Contracts have been made available to Purchaser.
2.14. Intellectual Property.
     (a) Each of the Company and its subsidiaries owns, or holds adequate licenses or other rights to use, all Company Intellectual Property. Neither the Company nor any of its subsidiaries has received any written notice of infringement of or conflict with the intellectual property rights of others by the Company or any of its subsidiaries, and, to the Company’s knowledge, there are no infringements of or conflicts by others with respect to the Company Intellectual Property.
     (b) For purposes of this Agreement, “Company Intellectual Property” means all material (i) patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers, and registrations and applications for registration thereof, (iii) copyrightable works, copyrights and registrations and applications for registration thereof, including, without limitation, software, recipes, menus, operation manuals, marketing materials, architectural designs and layouts, and (iv) confidential and proprietary information, including, without limitation, trade secrets, customer lists, vendor and supply lists, know-how and processes, in each case necessary for the operation of the business of the Company and its subsidiaries as currently conducted.
2.15. Employee Benefit Plans.
     (a) Set forth in Section 2.15(a) of the Company Disclosure Schedule is a correct and complete list of: (i) any “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), any “multiemployer plan” as defined in Section 3(37) or Section 4001(a)(3) of ERISA (“Multiemployer Plan”) and any other written or oral plan, agreement or arrangement involving direct or indirect compensation or any other employee benefit of any kind, including without limitation insurance coverage, severance benefits, disability benefits, bonus, deferred compensation, stock or stock based (such as stock option, stock purchase, phantom stock, stock appreciation), cafeteria plan or other programs that permit payment of any benefits on a pre-tax basis, or other forms of incentive compensation or post-retirement compensation, whether formal or informal, written or unwritten, funded or unfunded, for the benefit of any present or former shareholders, employees, retirees, directors or contractors (or their respective beneficiaries, dependents, agents or spouses) of the Company or any ERISA Affiliate and for which the Company or any ERISA Affiliate has any material liability of any nature, contingent or otherwise; and (ii) Section 2.15(a)(ii)of the Company Disclosure Schedule separately lists and designates (A) each agreement, plan or arrangement, including, without limitation, any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan, any agreements under such plans or any other similar agreement (A) under which the Company or any ERISA Affiliate has any material liability for (1) benefits that are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or an ERISA Affiliate relating to any of the transactions contemplated by this Agreement, (2) any benefit subject to Section 409A of the Code, (3) any term of employment or compensation guarantee, or (4) severance benefits or other similar benefits after the termination of such person; (B) all awards outstanding or committed to be made under the Company’s 2009 Executive Incentive Plan, 2008 Amended and Restated Executive Incentive Plan, 2006 Executive Incentive Plan and Amended and Restated 2002 Stock Incentive Plan or outstanding or committed to be made to officers or directors of the Company or any ERISA Affiliate under any other program; and (C) any outstanding loans to any executive officers and directors, other than advances for expenses reimbursements incurred in the ordinary course of business involving the Company or any

ERISA Affiliates (collectively, the “Company Employee Plans”). “ERISA Affiliate” means any entity or trade or business that is or since December 31, 2003 has been a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the Company.
     (b) There has been made available to Purchaser, with respect to each Company Employee Plan, the following: (i) a copy of the three most recent annual reports (if required under ERISA) with respect to each such plan (including all schedules and attachments) and any related summary annual reports; (ii) a copy of the latest summary plan description (if required under ERISA), together with each summary of material modification required under ERISA with respect to such plan or such other disclosure documents used with respect to such plan; (iii) a true and complete copy of each such written plan as currently in effect, including all amendments thereto; (iv) with respect to each such plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination letter or opinion or approval letter issued by the Internal Revenue Service with respect to the qualified status of such plan; (v) all trust agreements, insurance contracts, and other funding vehicles currently in effect, including all amendments thereto, (vi) to the extent applicable, the most recent actuarial report and financial statements; (vii) all contracts with third party administrators, actuaries, investment managers, consultants, and other service providers as currently in effect, including all amendments thereto; (viii) all reports, including all discrimination testing reports and actuarial reports, submitted since December 31, 2006 by third party administrators, actuaries, investment managers, consultants, or other service providers; (ix) all substantive correspondence in the Company’s records to or from (A) the Internal Revenue Service (“IRS”), (B) Department of Labor (“DOL”), (C) Pension Benefit Guaranty Corporation (“PBGC”), (D) other governmental body, (E) any Multiemployer Plan or (F) any corresponding labor organization since December 31, 2006; and (x) any other correspondence reasonably requested of the Company by Purchaser.
     (c) Each Company Employee Plan has been, and continues to be, in compliance in all material respects with, and has been operated and administered in all material respects accordance with its terms and all applicable Law, including ERISA and the Code.
     (d) Since the date such Company Employee Plans were made available to Purchaser, the Company and its ERISA Affiliates have not modified, changed or terminated any Company Employee Plan, and none of the Company and its ERISA Affiliates have made any commitment to modify, change or terminate any such plan.
     (e) As required by the Code, ERISA and any other applicable Law and pursuant to the terms of each Company Employee Plan, all contributions, premiums and other payments required to have been made prior to Closing by the Company or any ERISA Affiliates to the Company Employee Plans have in all material respects been made or will in all material respects be made or have in all material respects been accrued on the financial records of the Company or any ERISA Affiliate in accordance with GAAP. With respect to the Company Employee Plans, no event has occurred in connection with the Company or any of its ERISA Affiliates which would subject the Company or any ERISA Affiliate to any material liability (other than for routine benefit liabilities, liabilities for contributions or other liabilities incurred in the ordinary course of operations) under the terms of a Company Employee Plan.

     (f) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code (“Qualified Plan”) has a current favorable determination letter from the IRS that the Company Employee Plan is so qualified and its trust is exempt from federal income taxation under Section 501(a) of the Code. Each of the Qualified Plans has been (or still can be) timely amended by the appropriate parties to comply with all applicable legislation and IRS guidance, as required by the IRS, ERISA, the Code or other applicable Law and, to the extent such letter can be secured under applicable IRS guidance, each Qualified Plan has a favorable determination letter or opinion or approval letter from the IRS which covers all amendments to the Code effected by the Tax Reform Act of 1986, as amended and subsequent legislation. No such favorable determination letter or opinion or approval letter has been revoked, and to the Company’s knowledge revocation has not been threatened, nor has any event or omission occurred that would reasonably be expected to adversely affect the qualification under Section 401(a) of the Code of any Company Employee Plan or increase the cost or expenses of each such Company Employee Plan. There has been no termination or partial termination, as defined in Section 411(d) of the Code and regulations thereunder, with respect to any Qualified Plan which has not been properly recognize as such.
     (g) With respect to each Company Employee Plan, (i) neither the Company nor an ERISA Affiliate has engaged in any “prohibited transactions” as described in or otherwise defined in Section 406 of ERISA and Section 4975 of the Code which are not non-exempt or which have not been fully corrected in accordance with applicable IRS or DOL guidance and applicable Law, (ii) there have been no payments under any such Company Employee Plans or any other agreements which will be parachute payments under Section 280G of the Code that will be non-deductible to the Company or be subject to Taxes under Section 4999 of the Code, nor will any payments under any Company Employee Plan or other agreement fail to be deductible for federal income tax purposes by virtue of Section 162(m) of the Code (iii) there has been no breach of fiduciary duty (including violations under Part 4 of Title I of ERISA) for which the Company or an ERISA Affiliate might have any material liability, (iv) there is no litigation, administrative proceeding, investigation or audit under way, or to the knowledge of the Company, threatened, against or with respect to, any Company Employee Plan, including without limitation any audit or inquiry by the IRS, DOL, labor organization or other governmental body (other than routine benefits claims); and (v) no security of the Company or any ERISA Affiliate or any real property is included in the “plan assets” (as defined in ERISA) of any Company Employee Plan. Each Company Employee Plan covers only employees of the Company and the ERISA Affiliates that will be purchased by Purchaser, so that the transactions contemplated by this Agreement will require no spin-off of assets or other division or transfer of rights with respect to any such plan.
     (h) Excluding any Multiemployer Plan or as set forth in Section 2.15(h) of the Company Disclosure Schedule, no Company Employee Plan has been since 2000 or now is covered by Title IV of ERISA, Section 302 or 303 of ERISA or Section 412 or 430 of the Code and neither the Company nor any ERISA Affiliate has any material liability or obligation under Title IV of ERISA, Section 302 or 303 of ERISA or Section 412 or 430 of the Code. Neither the Company nor any ERISA Affiliate (A) has an obligation to contribute to, (B) contributes to or has an obligation to contribute to, (C) has any obligation or material liability whatsoever relating to, or (D) expects to incur an obligation or material liability relating to, any of the following Company Employee Plans: (i) any Company Employee Plan subject to Title IV of ERISA,

Section 302 or Section 303 of ERISA or Section 412 or Section 430 of the Code (“Pension Benefit Plan”), or (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code or Section 4001(a)(3) of ERISA).
     (i) Neither a Company Employee Plan nor the Company or an ERISA Affiliate has incurred, or has experienced an event that has resulted in or may within the ensuing 12 months reasonably be expected to, result in a “complete withdrawal” or “partial withdrawal,” as such terms are defined in Sections 4203 or 4205 of ERISA, with respect to a Multiemployer Plan, and nothing has occurred that reasonably could be expected to result in such a complete or partial withdrawal. Neither the Company nor any ERISA Affiliate has been a party to a sale to which Section 4204 of ERISA has or could apply or, if ERISA Section 4204 has applied to any such sale, the Company or an ERISA Affiliate has complied with that Section. The Company has made available a record of the contributions made by the Company and each ERISA Affiliate in 2007, 2008 and 2009 to Multiemployer Plans. The Company has provided a copy of the most recent withdrawal estimate to Purchaser for the two Multiemployer Plans to which the Company or an ERISA Affiliate might have any withdrawal liability and a copy of the Company’s potential liability under ERISA Section 4202. No reporting obligation with respect to any Multiemployer Plan has occurred under Section 4043 of ERISA.
     (j) For any Company Employee Plan which is a Multiemployer Plan (which for purpose of this Section 2.15(j) includes each employee welfare benefit plan which, pursuant to its trust agreement, contract, or otherwise, imposes any post-withdrawal liability or contribution obligations upon employers withdrawing from such plan) to which the Company or an ERISA Affiliate has an obligation to contribute or any material withdrawal liability, the Company has:
          (i) provided Purchaser with a copy of the most recent letter, if any, received by the Company or any ERISA Affiliate from the administrator of the Multiemployer Plan setting forth the estimated withdrawal liability which would be imposed by the Company Employee Plan if the Company or any ERISA Affiliate were to withdraw from such Company Employee Plan in a complete withdrawal, as of the most recently-available information, and the factors used to determine such estimate;
          (ii) Section 2.15(j) of the Company Disclosure Schedule lists the most recent such letter, including the dollar amount of such estimate, for each such Multiemployer Plan;
          (iii) the Company has provided Purchaser with a copy of the most recent such letter, if any, received by the Company or any ERISA Affiliate for each such Multiemployer Plan; and
          (iv) provided Purchaser with a copy of the most recently-available Form 5500 and/or actuarial report of the Multiemployer Plan, if any, furnished by the plan to the Company or an ERISA Affiliate.
     (k) In connection with the consummation of the transactions contemplated by this Agreement, except as contemplated by this Agreement or set forth in Section 2.15(k) of the Company Disclosure Schedule, no payments of money or other property, acceleration or accrual of benefits, or provisions of other rights have or will be made under any agreement to which the Company or any ERISA Affiliate is a party or under the Company Employee Plans.
     (l) Except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, Part 6 of Subtitle B of Title I of ERISA and Code Section 4980B (“COBRA”), or any similar state Law, no Company Employee Plan provides any post-employment health or other welfare benefits or coverage to any person.
     (m) Neither the Company nor any ERISA Affiliate has entered into any side letter or other agreement which is separate from, and independent of, any Company Employee Plan with any person which would limit the right of the Company or any ERISA Affiliate to amend or terminate any Company Employee Plan (other than a Multiemployer Plan) at any time or which would, upon any such amendment or termination, require any payment of any additional contribution or amount or create any unfunded or unaccrued liability or accelerate the vesting or payment of any benefits promised by such Company Employee Plan.
     (n) No Company Employee Plan is funded by, associated with, or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, a “welfare benefit fund” within the meaning of Section 419 of the Code, a “qualified asset account” within the meaning of Section 419A of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
     (o) With respect to any Company Employee Plan, neither the Company nor any ERISA Affiliate has violated in any material respect the health care continuation requirements of the COBRA, or any amendment to COBRA, or any similar provisions of state Law applicable to its employees, and the premiums for COBRA coverage currently include an administrative fee of two percent (2%).
     (p) With respect to any Company Employee Plan, neither Company nor any ERISA Affiliate has violated in any material respect the requirements of (i) the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), specifically the “HIPAA Privacy Rules” and “HIPAA Security Rules” set forth in 45 C.F.R. §§ 160-64 or (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations thereunder.
     (q) Section 2.15(q) of the Company Disclosure Schedule sets forth each written employment, compensation and employee benefit plan, program or arrangement with respect to persons with no U.S. source income, as defined in Section 862 of the Code, and who provide or have provided services to the Company or an ERISA Affiliate.
     (r) All Company Employee Plans providing deferred compensation (as defined in Section 409A of the Code or otherwise under the Code) either have complied, or consistent with guidance from the Internal Revenue Service can be interpreted or amended to comply, with Section 409A of the Code or have been exempt, or consistent with such guidance can be interpreted or amended to be exempt, from Section 409A of the Code.

     (s) For purposes of this Section 2.15, each reference to a “material liability” means any liability which together with all other liabilities not disclosed pursuant to this section exceeds $100,000.
2.16. Taxes and Returns.
     (a) The Company has timely filed, or caused to be timely filed, all Tax Returns (as defined herein) required to be filed by it and its subsidiaries under applicable laws and regulations. All such Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with all applicable laws and regulations. All Taxes (as defined herein) due and owing by the Company or any of its subsidiaries (whether or not shown on any Tax Return) have been paid, except for such Taxes not to exceed $100,000 in the aggregate. Neither the Company nor any of its subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has been made in writing within the six years immediately preceding the date hereof by a Governmental Authority in a jurisdiction where the Company or any of its subsidiaries does not file Tax Returns that the Company or any of its subsidiaries is or may be subject to taxation by that jurisdiction. The Company and each of its subsidiaries has paid, collected or withheld, or caused to be paid, collected or withheld, all Taxes required to be paid, collected or withheld (whether or not any such Taxes were shown on any Tax Return), except for such Taxes that do not exceed $100,000 in the aggregate.
     (b) The unpaid Taxes of the Company and its subsidiaries (i) did not, as of the date of the most recent Company Financials, exceed the reserve or accrual for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent Company Financials (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its subsidiaries in filing their Tax Returns. Since the date of the most recent Company Financials, neither the Company nor any of its subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice. The Company is in compliance with the requirements of interpretation No. 48 - Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109 issued by Financial Accounting Standards Board (FIN 48), and its Tax accrual workpapers explain and support all amounts provided and positions taken by the Company with respect to FIN 48.
     (c) There are no liens for material amounts of Taxes on the assets of the Company or any of its subsidiaries, except for statutory liens for current Taxes not yet due and payable.
     (d) There are no outstanding claims or assessments pending against the Company or any of its subsidiaries for any alleged material deficiency in any Tax claimed or raised by any Governmental Authority in writing. Neither the Company nor any of its subsidiaries has any outstanding waivers of any statute of limitations in respect of Taxes or has agreed to any extension of time with respect to a Tax assessment or deficiency.

     (e) Neither the Company nor any of its subsidiaries has distributed stock of another person, or, to the knowledge of the Company, has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
     (f) The Company (i) is a domestic corporation as defined in 7701(a)(4) of the Code and (ii) has never been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purpose other than a group of which the Company is or was the common parent corporation. Neither the Company nor any of its subsidiaries has any liability for the Taxes of any person or entity (other than the Company or any of its subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract or otherwise.
     (g) Neither the Company nor any of its subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.
     (h) As of the date hereof, neither the Company nor any of its subsidiaries is being audited by any taxing authority or, to the knowledge of the Company, has been notified by any tax authority that any such audit is contemplated or pending.
     (i) Neither the Company nor any of its subsidiaries is or has been a beneficiary or has otherwise participated in: (i) any listed transaction within the meaning of Section 6707A(c)(1) of the Code or Treasury Regulation § 1.6011-4(b)(2); or (ii) any transaction subject to comparable provisions of state law.
     (j) None of the assets of the Company or any of its subsidiaries constitutes tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code and none of the assets reflected on the Company Financials or the Company Balance Sheet will be subject to a safe harbor lease within the meaning of Section 168(f)(8) of the Code, as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982.
     (k) Neither the Company nor any of its subsidiaries holds any asset that is “tax-exempt use property” within the meaning of Section 168(g)(5) of the Code.
     (l) Neither the Company nor any of its subsidiaries is a party to any Tax sharing agreement.
     (m) Neither the Company nor any of its subsidiaries is a party to any joint venture, partnership or other arrangement that is treated as a partnership or disregarded entity for federal income tax purposes.

     (n) Correct and complete copies of all federal income Tax Returns filed by the Company or any of its subsidiaries (including any predecessors) for each of the last three years, together with all schedules and attachments thereto, have been delivered or made available to Purchaser. Copies of examination reports, and statements of deficiencies assessed against, or agreed to by the Company or any of its subsidiaries with respect to such Tax Returns or any other Tax Returns filed covering the taxable years of those Tax Returns have been delivered or made available to Purchaser. None of such Tax Returns has been audited or is currently the subject of an audit by a Governmental Authority.
     (o) The Company has delivered or made available to Purchaser a listing of the tax bases for all of the fixed assets of the Company and its subsidiaries as of December 31, 2008, that is true and correct in all material respects. Section 2.16(o) of the Company Disclosure Schedule lists the following Tax attributes as of the date hereof of the Company and each of its subsidiaries (including any applicable limitations on the use of such Tax attributes under Section 382, 383 or 384 of the Code or any other federal, state, local or foreign tax Law): (i) net operating loss carryforwards; (ii) net capital loss carryforwards; (iii) Tax credit carryforwards (including any alternative minimum tax credit carryforwards); (iv) unused foreign tax credits; (v) excess charitable deductions; and (vi) the amount of any deferred gain or loss allocable to the Company or any of its subsidiaries arising out of any intercompany transaction.
     (p) For purposes of this Agreement, the term “Tax” or “Taxes” shall mean any tax, assessment, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, imposed by any Governmental Authority (including, but not limited to, any federal, state, local, foreign or provincial income, gross receipts, real property, personal property, public improvements, public utilities, public services, sales, use, registration, license, excise, severance, stamp, profits, franchise, employment, payroll, occupation, windfall profits, environmental, capital stock, withholding, social security (or similar), unemployment, disability, estimated, alternative or added minimum, ad valorem, transfer or excise tax) together with any interest, addition or penalty imposed thereon, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other person. For purposes of this Agreement, “Tax Return” shall mean any report, return or other information statement (including any attached schedules or any amendments to such report, return or other information statement) required to be supplied to or filed with a Governmental Authority with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.
2.17. Brokers; Finders; Investment Bankers.
     The Company has not employed any broker, finder investment banker or otherwise incurred any liability for any brokerage fees, commissions, finders’ fees or investment banking fees in connection with the Merger. Section 2.17 of the Company Disclosure Schedule sets forth the amount of any brokerage fees, commissions, finders’ fees or investment banking fees (excluding expenses) payable in connection with the Merger.

2.18. Opinion of the Company’s Financial Advisor.
     The Company has received the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the effect that, subject to certain assumptions, limitations, qualifications and other matters, the Merger Consideration to be received by the holders of Shares in the Merger pursuant to this Agreement is fair to such holders from a financial point of view. A true and complete copy of the foregoing opinion shall promptly be delivered to Purchaser following the execution of this Agreement, solely for informational purposes.
2.19. Insurance.
     Section 2.19 of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of all insurance policies carried by, or covering, (i) the Company or any of its subsidiaries with respect to each of their businesses, assets and properties, and (ii) the directors and officers of the Company or its subsidiaries. The Company and its subsidiaries maintain insurance policies with reputable insurance carriers against all risks of a character and in such amounts as the Company reasonably believes is sufficient to comply with applicable material Laws and all Company Material Contracts. As of the date hereof, each insurance policy set forth on Section 2.19 of the Company Disclosure Schedule is in full force and effect and all premiums due thereon have been paid in full. The Company has delivered, or has caused to be delivered, or made available, or caused to be made available, to Purchaser true, correct and complete copies of each of the insurance policies set forth on Section 2.19 of the Company Disclosure Schedule. With respect to each such insurance policy, neither the Company nor any of its subsidiaries, nor to the knowledge of the Company, any other party to the policy, is in material breach or default thereunder. As of the date hereof, there is no claim in excess of $50,000 individually, or $100,000 in the aggregate, by the Company or any of its subsidiaries pending under any such policies as to which coverage has been denied or disputed by the insurer. As of the date hereof, neither the Company nor any of its subsidiaries has received (A) any written notice of cancellation or termination of any such policy (other than written notices related to ordinary course renewals) or refusal of coverage thereunder, or (B) any other written indication that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder.
2.20. Vote Required.
     The affirmative vote of the holders of a majority of the outstanding shares of Common Stock (the “Company Stockholder Approval”) to adopt this Agreement and approve the Merger is the only vote of the holders of any class or series of the Company’s capital stock necessary to consummate the Merger.
2.21. Title to Properties.
     Section 2.21 of the Company Disclosure Schedule sets forth (i) a complete list of all real property owned in fee by the Company and its subsidiaries and (ii) all real property leased by the Company and its subsidiaries as lessee as of the date hereof (such owned and leased real property, including all improvements thereon, referred to collectively as the “Company Real Property”). The Company has heretofore made available to Purchaser true and correct copies of all ground leases, leases and subleases concerning the Company Real Property to which the Company or any of its subsidiaries is a party (whether as lessor, lessee, or in any other capacity) (collectively, the “Company Leases”). All such Company Leases are in full force and effect and are valid and binding obligations of the Company or its subsidiaries and enforceable against the Company or its subsidiaries in accordance with their respective terms, subject to the Enforceability Exceptions. Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any other party to any Company Lease is in material breach of or in material default under any of the Company Leases. Subject to the Permitted Encumbrances, the Company and its subsidiaries own indefeasible fee simple title to, or, as to Company Real Property designated as leased, have a valid leasehold interest in, all of the Company Real Property. The Company Real Property set forth in Section 2.21 of the Company Disclosure Schedule comprises all of the material real property necessary and/or currently used in the operations of the business of the Company and its subsidiaries. The Company Real Property is free of Encumbrances, except for the following encumbrances (collectively, the “Permitted Encumbrances”): (a) liens with respect to Taxes either not due or being diligently contested in appropriate proceedings; (b) mechanics’, materialmen’s or similar statutory liens for amounts not yet due or being diligently contested in appropriate proceedings; (c) the terms and conditions of the Company Leases; (d) statutory liens in favor of lessors in connection with the Company Leases; (e) the terms and conditions of the Franchise Agreements; (f) the documents listed on Section 2.13(b) of the Company Disclosure Schedule; (g) the exceptions to title described in the title insurance commitments prepared by First American Title Insurance Company, which title commitments are listed in Section 2.21 of the Company Disclosure Schedule; (h) encumbrances or restrictions imposed or promulgated by Law or any Governmental Authority with respect to the Company Real Property, including zoning regulations that do not, or as a consequence of the transactions contemplated herein, will not materially and adversely affect the current use of the applicable Company Real Property, other than any limitations or restrictions on rebuilding or restoration in the event of a casualty to or condemnation of the particular Company Real Property; and (i) other exceptions with respect to title to the Company Real Property (including, without limitation, easements of public record) that do not or would not materially and adversely interfere with the current or currently intended use of such Company Real Property or the sale, transfer or other disposition of such Company Real Property. To the knowledge of the Company, no condemnation, eminent domain or similar proceedings have been instituted or threatened against any Company Real Property.
2.22. Employee Matters.
     (a) As of the date hereof, there are no labor or employment claims, grievances, arbitration demands, actions, suits or disputes pending or, to the Company’s knowledge, threatened involving the Company or any of its subsidiaries and any of their employees or former employees, other than those that could not reasonably be expected to have a Company Material Adverse Effect.
     (b) The Company and its subsidiaries (i) are in compliance in all material respects with all applicable Laws, regulations, policies and procedures, and collective bargaining and other contractual obligations respecting employment and employment practices, terms and conditions of employment, including all such obligations relating to health and safety, discrimination, harassment, immigration, compensation, and wages and hours, and are not engaged in any unfair labor practice, (ii) are not liable in any material respect for any arrears of wages or any penalty for failure to comply with any of the foregoing and (iii) are not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).
     (c) To the Company’s knowledge, no employee of the Company or any of its subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law involving the Company or any of its subsidiaries. None of the Company, any of its subsidiaries or, to the Company’s knowledge, any officer, employee, contractor, subcontractor or agent of the Company or any of its subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its subsidiaries in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. Section 1514A(a).
     (d) Neither the Company nor any of its subsidiaries: (A) has effected during the past three (3) years, or currently intends to effect, any mass layoff of employees, as defined under the Workers Adjustment and Retraining Notification Act (“WARN”) (or other similar state law); or (B) has implemented during the past three years any early mass retirement or mass separation program.
     (e) There has been: (i) to the knowledge of the Company, no labor union organizing or attempting to organize any employee of the Company or any of its subsidiaries into one or more collective bargaining units; and (ii) no labor dispute, strike, work slowdown, work stoppage, picketing, or lock out or other collective labor action by or with respect to any employees of the Company or any of its subsidiaries pending or occurring within the past three years, or, to the Company’s knowledge, threatened against the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries is a party to, or bound by, any collective bargaining agreement or other agreement with any labor organization applicable to the employees of the Company or any of its subsidiaries and no such agreement is currently being negotiated.
2.23. Environmental Matters.
     Except has not had, and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect:
     (a) neither the Company nor any of its subsidiaries is the subject of any federal, state, local or foreign decree, order or judgment or, to the knowledge of the Company, any investigation, and neither the Company nor any of its subsidiaries has received any written notice or claim, or entered into any negotiations or agreements with any person, relating to any alleged or asserted non-compliance with, investigation related to, or liability or remedial action under, any applicable Environmental Laws;

     (b) since January 1, 2007, the Company and its subsidiaries have complied and currently comply with all Environmental Laws;
     (c) to the knowledge of the Company, neither the Company nor any of its subsidiaries has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or released any Hazardous Substance or owned or leased any property or facility, or operated or used any property or facility in a manner that has given or would reasonably be expected to give rise to any liability against the Company or its subsidiaries for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees pursuant to any Environmental Laws;
     (d) to the knowledge of the Company, no Hazardous Substances have been released or otherwise come to be located at any property or facility owned, leased, operated or used by or on behalf of the Company or any of its subsidiaries in a manner that is in violation of any Environmental Law that has given or that would reasonably be expected to give rise to any Environmental Claim or other liability under Environmental Laws against the Company or any of its subsidiaries, or against any person whose liability the Company or any of its subsidiaries retained or assumed either contractually or by operation of law;
     (e) since January 1, 2007, neither the Company nor any of its subsidiaries has received any written Environmental Claim against it, nor has any such Environmental Claim been threatened in writing and, to the knowledge of the Company, there are no circumstances that would reasonably be expected to lead to any such Environmental Claim; and
     (f) to the knowledge of the Company, neither the Company nor any of its subsidiaries have failed to timely file any reports and notifications required to be filed with respect to its property and facilities or have failed to generate and maintain any required records or data under all applicable Environmental Laws.
     (g) For purposes of this Agreement, “Environmental Claim” means any claim, demand, action, suit, complaint, proceeding, directive, investigation, lien, demand letter or notice of noncompliance, violation or liability by any person asserting liability or potential liability (including, without limitation, liability or potential liability for enforcement, investigatory costs, cleanup costs, governmental response costs, natural resource damages, property damage, personal injury, attorney fees, fines or penalties) arising out of, based on or resulting from (i) the presence, discharge, emission, release or threatened release of any Hazardous Substance; (ii) circumstances forming the basis of any violation or alleged violation of any Environmental Law or any permit issued under any Environmental Law; or (iii) otherwise relating to obligations or liabilities under any Environmental Laws;
     “Environmental Laws” means any and all applicable federal, state or local statutes, regulations, treaties, ordinances, guidelines, codes, decrees, permits or other legally enforceable requirement (including, without limitation, common law), together with any amendment or reauthorization thereto or thereof, as in effect on the date hereof, of any foreign government, the United States, or any state, local, municipal or other Governmental Authority, regulating, relating to or imposing liability or standards of conduct concerning Hazardous Substances, protection of the environment (including, without limitation, indoor air, ambient air, surface water, groundwater, land surface, subsurface strata, or plant or animal species) or human health as affected by the environment or Hazardous Substances (including employee health and safety); and
     “Hazardous Substance” means all explosive or radioactive substances, materials or wastes, hazardous or toxic substances, asbestos, asbestos-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), mold, and radon gas, pollutants and contaminants (including petroleum or any fraction thereof) that are regulated pursuant to applicable Environmental Law, including without limitation, any waste or substance that is listed, defined, designated, or classified as, or otherwise determined by any Environmental Laws to be hazardous, ignitable, corrosive, radioactive or toxic.
2.24. Proxy Statement.
     The Proxy Statement will not, on each relevant filing date, or the date of mailing to stockholders of the Company and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied in writing by or on behalf of Purchaser or Merger Sub which is contained in the Proxy Statement.
2.25. Franchise Matters.
     (a) Section 2.25(a) of the Company Disclosure Schedule lists, as of the date hereof, each franchise or similar agreement to which the Company or any of its subsidiaries utilizes rights from any third party (individually, a “Franchisor” and, collectively, the “Franchisors”) to operate any Company Real Property under the brand set forth in such franchise or similar agreement (collectively, together with any side letter, the “Franchise Agreements”). No side letter, manager acknowledgement, lender comfort letter, tri-party agreement or any similar agreement entered into in connection with any Franchise Agreement listed on Section 2.25(a) of the Company Disclosure Schedule materially affects the rights, or increases the obligations of, the Company or any of its subsidiaries under any of such listed Franchise Agreements.
     (b) Neither the Company nor any of its subsidiaries has received any written notice from any Franchisor which asserts that the Company or any of its subsidiaries is not currently in compliance with any guest quality scoring program, quality assurance inspection requirements or similar procedures or programs implemented by any Franchisor such that any failure to cure such noncompliance could result in a notice of default being delivered by such Franchisor to the Company or any of its subsidiaries.
     (c) Section 2.25(c) of the Company Disclosure Schedule sets forth a list of all outstanding (i) product improvement plans required under each Franchise Agreement, (ii) all other Capital Improvements required under each Franchise Agreement and the time periods within which the Company or any of its subsidiaries must complete such other Capital

Improvements, and (iii) for each scheduled product improvement plan or other Capital Improvement, (A) the total estimated cost of such product improvement plan or other Capital Improvement, and (B) the aggregate dollar amount paid, or incurred and payable, from inception through December 31, 2009, to complete such product improvement plan or other Capital Improvement. For purposes of this Agreement, a “Capital Improvement” shall mean any capital improvement that (x) is part of a brand mandated program of capital improvements that the Company has received written notice of and (y) the cost of which is individually greater than $25,000.
     (d) Neither the Company nor any of its subsidiaries has granted to any Franchisor any rights of first offer or refusal, options to purchase or lease, conditional or installment sale contracts or any other similar rights to purchase any Property.
     (e) No person holds any option or right to acquire from the Company or any of its subsidiaries any rights to operate, or license others to operate or to develop, any concept or business franchised, managed or developed by Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has offered or sold a franchise or similar agreement or concept as a franchisor. None of the Company or any of its subsidiaries has previously registered, or been legally required to register, to offer and sell franchises in any jurisdiction, foreign or domestic.
2.26. Transactions with Affiliates.
     All transactions, agreements, arrangements or understandings between the Company or any of its subsidiaries, on the one hand, and the Company’s affiliates or other persons, on the other hand (an “Affiliate Transaction”), that are required to be disclosed in the Company SEC Reports in accordance with Item 404 of Regulation S-K under the Securities Act have been so disclosed. There have been no Affiliate Transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K which have not already been disclosed in the Company SEC Reports.
2.27. No Other Representations or Warranties.
     Except for the representations and warranties made by the Company in this Article II, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company or any of its subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person makes or has made any representation or warranty to Purchaser or Merger Sub or any its affiliates with respect to any financial projection, forecast, estimate, budget or prospect information relating to the Company and any of its subsidiaries or their respective business.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PURCHASER
     Purchaser and Merger Sub hereby represent and warrant to the Company as follows:

3.1. Due Organization and Good Standing.
     Each of Purchaser and Merger Sub is a corporation or limited liability company duly formed, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate or limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.
3.2. Authorization; Binding Agreement.
     Purchaser and Merger Sub have all requisite corporate or limited liability company power and authority to execute and deliver this Agreement and to consummate the Merger. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly authorized by the respective boards of directors, or other governing bodies, of Purchaser and Merger Sub, as appropriate, and has been adopted by the sole stockholder of Merger Sub, and no other corporate or limited liability company proceedings on the part of Purchaser or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger. This Agreement has been duly and validly executed and delivered by each of Purchaser and Merger Sub and constitutes the legal, valid and binding agreement of each of Purchaser and Merger Sub, enforceable against each of Purchaser and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.
3.3. Governmental Approvals.
     No Consent from or with any Governmental Authority on the part of Purchaser or Merger Sub is required to be obtained or made in connection with the execution or delivery by Purchaser or Merger Sub of this Agreement or the consummation by Purchaser or Merger Sub of the Merger other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (b) the filing with the SEC of the Proxy Statement and such reports under Section 13(a) of the Exchange Act as may be required in connection with this Agreement and the Merger, (c) applicable requirements, if any, of state securities, “blue sky” laws or the Financial Industry Regulatory Authority (“FINRA”), (d) pursuant to the HSR Act, and (e) those Consents that, if they were not obtained or made, would not reasonably be expected to have a material adverse effect on the ability of Purchaser or Merger Sub to consummate the Merger or perform its obligations under this Agreement, except in each case for any such effects resulting from, arising out of or relating directly to any action taken by the Company or any of its affiliates other than as contemplated by this Agreement (“Purchaser Material Adverse Effect”).
3.4. No Violations.
     The execution and delivery of this Agreement, the consummation of the Merger and the compliance by Purchaser and Merger Sub with any of the provisions hereof will not (a) conflict with or result in any breach of any provision of the organizational documents of Purchaser or Merger Sub, (b) require any Consent under or result in a violation or breach of, or constitute

(with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any agreement or other instrument to which Purchaser or Merger Sub is a party or by which its assets are bound, (c) result in the creation or imposition of any Encumbrance upon any of the assets of Purchaser or Merger Sub or (d) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, contravene any Law to which Purchaser or Merger Sub or any of their respective assets or properties is subject, except, in the case of clauses (b), (c) and (d) above, for any deviations from the foregoing which would not reasonably be expected to have a Purchaser Material Adverse Effect.
3.5. Brokers; Finders; Investment Bankers.
     Except as set forth on Section 3.5 of the Purchaser disclosure schedule, none of Purchaser, Merger Sub or their respective affiliates has employed any broker, finder or investment banker or otherwise incurred any liability for any brokerage fees, commissions, finders’ fees or investment banking fees in connection with the Merger.
3.6. Disclosures.
     The information to be supplied by Purchaser and Merger Sub for inclusion in the Proxy Statement shall not, on each relevant filing date, or the date of mailing to the Company’s stockholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Purchaser or Merger Sub with respect to statements made therein based on information supplied by the Company expressly for inclusion in the Proxy Statement. If at any time prior to the Effective Time, any event relating to Purchaser, Merger Sub or any of their respective affiliates, officers or directors should be discovered by Purchaser or Merger Sub which is required to be set forth in a supplement to the Proxy Statement, Purchaser shall promptly inform the Company.
3.7. Financing.
     At the Closing Date, Purchaser and Merger Sub will have sufficient cash or cash equivalent resources available to pay the aggregate Merger Consideration and all fees and expenses of Purchaser and Merger Sub related to the Merger.
3.8. Litigation.
     There is no Litigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Purchaser, threatened against Purchaser, Merger Sub, their respective subsidiaries or any of their respective properties or, to the knowledge of Purchaser, any of their respective officers or directors (in their capacities as officers and directors of Purchaser or Merger Sub) that would prevent, enjoin or materially alter or delay the Merger or impair their ability to perform their respective obligations under this Agreement. There is no judgment, decree or order against Purchaser, Merger Sub or their respective subsidiaries or, to the knowledge of Purchaser and Merger Sub, any of their directors or officers (in their capacities as officers and directors of Purchaser or Merger Sub) that would prevent, enjoin or materially alter or delay the Merger or impair their ability to perform their respective obligations under this Agreement.
3.9. No Prior Activities.
     Except for obligations or liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement, the Voting Agreements and the Merger, Merger Sub has not incurred any obligations or liabilities, engaged in any business or activities of any type or kind whatsoever or entered into any agreements or arrangements with any person or entity.
3.10. Ownership of Company Common Stock.
     Neither Purchaser nor Merger Sub is, nor at any time during the last three years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).
3.11. Solvency
     Assuming the accuracy of the Company’s representations and warranties contained in Article II, immediately after giving effect to the transactions contemplated by this Agreement (including any financing in connection with the transactions contemplated hereby), (a) the Surviving Corporation and its subsidiaries, taken as a whole, will not have incurred debts beyond its ability to pay such debts as they mature or become due, the then present fair salable value of the assets of the Surviving Corporation and its subsidiaries, taken as a whole, will exceed the amount that will be required to pay its respective probable liabilities (including the probable amount of all contingent liabilities) and its respective debts as they become absolute and matured, (b) the assets of the Surviving Corporation and its subsidiaries, taken as a whole, in each case at a fair valuation, will exceed its respective debts (including the present value of the probable amount of all contingent liabilities) and (c) the Surviving Corporation and its subsidiaries, taken as a whole, will not have unreasonably small capital to carry on its business as presently conducted or as proposed to be conducted.
3.12. Absence of Arrangements with Management.
     Other than this Agreement and the Voting Agreements, as of the date hereof, there are no contracts, undertakings, commitments, agreements, obligations or understandings between Purchaser or Merger Sub or any of their affiliates, on the one hand, and any of the Company’s executive officers or members of the Board, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.
3.13. Investigation by Parent and Merger Sub.
     Each of Purchaser and Merger Sub has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its subsidiaries and acknowledges that each of Purchaser and Merger Sub has been provided access to the properties, premises and records of the Company and its subsidiaries for this purpose and in entering into this Agreement, each of Purchaser and Merger Sub has relied solely upon its own investigation and analysis.
ARTICLE IV
ADDITIONAL COVENANTS OF THE COMPANY
4.1. Conduct of Business of the Company.
     (a) Unless Purchaser shall otherwise agree in writing (which agreement shall not be unreasonably withheld, conditioned or delayed) or except as required by applicable Law or as expressly contemplated by this Agreement, during the period from the date of this Agreement to the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, (i) the Company shall, and shall cause its subsidiaries to, conduct their business in the ordinary course consistent with past practice, (ii) the Company shall, and shall cause its subsidiaries to, use their commercially reasonable efforts to preserve intact their business organizations, to keep available the services of their officers and employees, to maintain satisfactory relationships with all persons with whom they do business, to preserve the title, possession, control and condition of all of their assets, and to preserve and maintain the effectiveness and validity of all Company Material Permits, and (iii) the Company shall take such actions as are set out in Section 4.1(a) of the Company Disclosure Schedule.
     (b) Without limiting the generality of the foregoing clause (a) and except as expressly contemplated by this Agreement, as required by applicable Law, or as specifically set forth in Section 4.1(b) of the Company Disclosure Schedule, during the period from the date of this Agreement to the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, neither the Company nor any of its subsidiaries will, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed):
          (i) amend or propose to amend its certificate of incorporation or bylaws (or comparable governing instruments) or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate or organizational structure or ownership of the Company or any of its subsidiaries;
          (ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of (A) any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, its capital stock or other securities or equity interests or any Voting Debt, including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class, or (B) any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock based performance units or restricted stock awards or agreements;
          (iii) split, combine, reclassify, alter or amend the terms of any of the items set out in Section 4.1(b)(ii) or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the items set out in Section 4.1(b)(ii), or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of the items set out in Section 4.1(b)(ii), other than dividends or distributions to the

Company from its wholly-owned subsidiaries (or to a wholly-owned subsidiary of the Company from its wholly-owned subsidiaries);
          (iv) (A) create, incur, assume, forgive or make any changes to the terms or collateral of any Indebtedness (whether owed by or to the Company or any of its subsidiaries) or receivables (other than trade payables and receivables in the ordinary course of business consistent in type and amount with prior practice) of the Company or its subsidiaries or make any loans to, or any employee or officer; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person; (C) make any capital expenditures in any month in excess of the monthly expenditures set forth in the Company’s capital expenditure budget for the 2010 fiscal year included in Section 4.1(b)(iv) of the Company Disclosure Schedule the (“Capital Expenditure Budget”), except for (1) such expenditures that are not more than five percent (5%) over the amount set forth by month for each hotel or by category by quarter for each hotel beginning March 31, 2010 for each capital expenditure described in the Capital Expenditure Budget and (2) expenditures for emergency and life and safety expenditures required to prevent imminent material damage to the properties or to the operations of any hotel; (D) make any commitments relating to or with respect to capital expenditures not set forth in the monthly or quarterly category budgets included in the Capital Expenditure Budget; (E) make any loans, advances or capital contributions to, or investments in, any other person (other than customary travel, relocation or business advances to employees consistent with past practices); (F) acquire stock or assets of, or merge or consolidate with, any other person; (G) take any action which would reasonably be expected to result in liabilities or obligations (absolute, accrued contingent or otherwise) in excess of $100,000 individually, other than actions taken in the ordinary course of business consistent with past practice; or (H) sell, transfer, mortgage, pledge, lease, encumber or otherwise dispose of, or agree to sell, transfer, mortgage, pledge, lease, encumber or otherwise dispose of, any assets or properties (real, personal or mixed, tangible or intangible) other than inventory held for sale or the disposition and replacement of obsolete personal property in the ordinary course of business;
          (v) increase or commit to increase the wages, salaries, bonus, compensation or other benefits of, or pay or commit to pay any bonuses or special compensation to, any of its officers or employees or enter into, establish, amend or terminate any Company Employee Plan or any other employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, termination, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or other arrangement with, for or in respect of any officer, director or employee, other than as required by applicable Law or pursuant to the terms of agreements in effect on the date of this Agreement that have been disclosed to Purchaser or in the ordinary course of business consistent with past practice with employees (other than officers) of the Company or any of its subsidiaries;
          (vi) (A) except for claims in the ordinary course of business, commence or settle any Litigation with any Governmental Authority or other person that results in claims, payments or obligations being incurred by the Company or any of its subsidiaries in excess of $50,000 individually or $250,000 in the aggregate or (B) make, amend or rescind any election relating to income or similar Taxes, settle any Litigation, audit or controversy relating to Taxes in excess of amounts reserved therefor in the Company Financial Statements, file any amended Tax Return (other than with respect to payroll Tax Returns) or claim for refund for income or similar Taxes, change any method of accounting or make any other change in its accounting or Tax policies or procedures, agree to an extension of any statute of limitations, enter into a closing agreement related to any Tax, or surrender any right to claim a Tax refund, except as required by applicable Law or GAAP;
          (vii) adopt or amend any resolution or agreement concerning indemnification or exculpation of its directors, officers, employees or agents;
          (viii) transfer or license to any person or entity or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any of the Company Intellectual Property as currently maintained or disclose material trade secrets of the Company or its subsidiaries to any person who has not entered into a confidentiality agreement, other than to an employee of the Company or any of its subsidiaries;
          (ix) modify, amend or terminate any Company Material Contract, or waive, release or assign any rights or claims thereunder, enter into any agreement that if entered into prior to the date hereof would be a Company Material Contract, or enter into or amend any contract or agreement with any affiliate of the Company;
          (x) agree to or modify any property improvement plan under any Franchise Agreement;
          (xi) modify, amend or terminate, or waive, release or assign any rights or claims with respect to, any confidentiality agreement, non-solicitation agreement or non-competition agreement to which the Company or any of its subsidiaries is a party;
          (xii) fail to maintain its books, accounts and records in the usual manner on a basis consistent with that heretofore employed;
          (xiii) establish any subsidiary or enter into any new line of business;
          (xiv) enter into any lease, contract or agreement (A) pursuant to which the Company or any of its subsidiaries is obligated to pay or incur obligations of more than $50,000 per year or (B) which extends for a period in excess of one year and which cannot be terminated by the Company or the applicable subsidiary on 90 days or less notice and without payment of any premium or penalty;
          (xv) permit any insurance policy naming the Company or any of its subsidiaries as a beneficiary or a loss payee to be cancelled or terminated, unless the Company maintains substantially similar insurance coverage as is currently in place for substantially the same premium amounts;
          (xvi) revalue any of its assets or make any change in accounting methods, principles or practices, except as required by GAAP;

          (xvii) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;
          (xviii) discharge any obligations (including accounts payable) other than on a substantially timely basis in the ordinary course of business consistent with past practice;
          (xix) close or materially reduce the Company’s or any subsidiary’s activities, or effect any layoff or other Company-initiated personnel reduction or change, at any of the Company’s or any subsidiary’s facilities; or
          (xx) authorize any of, or agree to commit to do any of, the foregoing actions.
4.2. Notification of Certain Matters.
     The Company shall give prompt notice to Purchaser if any of the following occur after the date of this Agreement (and shall promptly provide Purchaser a copy of any written materials related to any of the foregoing): (i) there has been a failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; (ii) to the knowledge of the Company, the occurrence, or failure to occur, of any event, which occurrence or failure to occur is reasonably likely to cause any representation or warranty of the Company contained in this Agreement to be untrue or inaccurate in any material respect; (iii) receipt of any written notice or other communication in writing from any third party alleging that the Consent of such third party is or may be required in connection with the Merger; (iv) receipt of any written notice from any Governmental Authority (including, but not limited to, FINRA, the SEC or the AMEX or any securities exchange) in connection with the Merger; (v) receipt or transmittal of any material notice or other material communication from or to any lender or servicer of the Company’s Indebtedness or any Franchisor; (vi) the occurrence of an event which could reasonably be expected to have a Company Material Adverse Effect or that could otherwise reasonably be expected to cause a condition in Section 6.1 or 6.2 not to be satisfied; (vii) the occurrence of any claim in excess of $50,000 individually, or $100,000 in the aggregate, by the Company or any of its subsidiaries pending under any of its insurance policies as to which coverage has been denied or disputed by the insurer; (viii) the receipt by the Company or any of its subsidiaries of (A) any written notice of cancellation or termination of any insurance policy set forth on Section 2.19 of the Company Disclosure Schedule (other than written notices related to ordinary course renewals) or refusal of coverage thereunder, or (B) any other written indication that such policies are no longer in full force or effect or that the issuer or any such policy is no longer willing or able to perform its obligations thereunder; or (ix) the commencement of or written threat of any Litigation against the Company or any of its subsidiaries or, to the knowledge of the Company, any director or officer, in his or her capacity as such, of the Company or any of its subsidiaries, which, if pending on the date hereof, would have been required to have been disclosed by the Company in this Agreement or which relates to this Agreement, the Merger or the other transactions contemplated herein. No such notice to Purchaser shall have any effect on the determination of whether any of the conditions to the Merger have been satisfied or in determining whether any of the representations, warranties or covenants contained in this Agreement have been breached.

4.3. Access and Information.
     (a) Between the date of this Agreement and the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, upon reasonable prior notice, the Company will give, and shall direct its and its subsidiaries’ officers, employees, agents, consultants, investment bankers, auditors, accountants, legal counsel and other representatives to give, Purchaser and its authorized representatives (including, without limitation, its financial advisors, accountants, environmental consultants, and legal counsel) (collectively, “Representatives”), at all reasonable times, access as reasonably requested to all personnel, offices, properties and other facilities, and to all data, information, documents, contracts, agreements, commitments, books and records (including work papers) of or pertaining to the Company and any of its subsidiaries, will permit the foregoing to make such reasonable inspections as they may require and, without limiting the foregoing, will furnish Purchaser, as soon as reasonably practicable, with (i) monthly unaudited consolidated statements of operations of the Company and its subsidiaries as of each month then ended and related balance sheet, in the Company’s standard format, excluding footnotes thereto (other than footnotes that address the areas addressed in footnotes 5, 7, 8 and 11 to the financial statements contained in the Company’s Form 10-Q filed for the period ended September 30, 2009, which footnotes may be in summary form), (ii) any monthly Hotelligence or STR reports received by the Company or any of its subsidiaries and (iii) such other financial and operating data and other information with respect to the business and properties of the Company and any of its subsidiaries as Purchaser may from time to time reasonably request. No such access, inspections or furnishing of information shall have any effect on Purchaser or Merger Sub’s ability to assert that conditions to Closing or to the consummation of the Merger have not been satisfied. Other than as set forth on Section 4.3(a) of the Company Disclosure Schedule, notwithstanding the foregoing, none of Purchaser, Merger Sub or any of their counsel, environmental consultants, investment bankers, financial sources, lenders or other representatives will, prior to Closing Date, conduct any on-site environmental site activities of any type, including the conduct of Phase I or Phase II environmental site assessments, monitoring or invasive sampling of soil, groundwater, air, any other environmental media, or building materials or equipment, pertaining to Environmental Laws or Hazardous Materials and relating to the Company Real Property, or contact any relevant environmental agency. Without the prior consent of the Company’s Chief Executive Officer or Chief Financial Officer (not to be unreasonably withheld, conditioned or delayed), none of Purchaser, Merger Sub or any of their respective Representatives will contact any employee of the Company or its subsidiaries.
     (b) Between the date of this Agreement and the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, subject to any limitations set forth in Section 4.3(a), the Company shall provide such information as is reasonably requested by Purchaser, and shall reasonably cooperate with Purchaser, to enable Purchaser to determine the current and accumulated earnings and profits of the Company and each of its subsidiaries for federal income tax purposes.
     (c) The Company shall in good faith cooperate with Purchaser (including, without limitation, by attending meetings, providing information, making personnel available and taking such other commercially reasonable actions as Purchaser may request) in connection with obtaining such assignments, consents to change of control, licenses, franchises, or terminations from the Franchisors as Purchaser may reasonably request in connection with Purchaser’s actions contemplated by Section 5.7.
     (d) All information obtained by Purchaser or its Representatives pursuant to this Section 4.3 shall be kept confidential in accordance with the terms of the letter agreement dated as of July 31, 2009 (as amended) between the Company and Purchaser (the “Confidentiality Agreement”).
4.4. Proxy Statement; Company Recommendation.
     (a) The Company and Purchaser shall cooperate with each other in the preparation of the Proxy Statement. As promptly as practicable after the date of this Agreement (and, in any event, within 30 calendar days), the Company shall prepare and file the preliminary Proxy Statement with the SEC. The Company shall, as promptly as practicable after receipt thereof, provide Purchaser with copies of any written comments, and shall inform Purchaser in detail of any oral comments, received from the SEC with respect to the Proxy Statement. The Company shall provide Purchaser and its counsel the reasonable opportunity to review and comment on the preliminary and final Proxy Statement and all amendments and supplements thereto, and on any proposed response to any comments of the SEC staff, and the Company shall take into good faith consideration all of Purchaser’s reasonable changes, additions or deletions to each version of or amendment or supplement to the Proxy Statement and to any such response to a comment of the SEC staff. The Company shall use commercially reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as practicable. As promptly as practicable after the Proxy Statement is cleared by the SEC, the Company shall use commercially reasonable efforts to cause the definitive Proxy Statement (which, subject to Section 4.4(b) and Section 4.8, shall include the Company Recommendation) to be filed with the SEC and mailed to the Company’s stockholders of record as of the record date established by the Board. The Company will advise Purchaser, promptly after being advised thereof, of any request by the SEC for any amendment of or supplement to the Proxy Statement. The Company, on the one hand, and Purchaser, on the other hand, shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Company shall cause the Proxy Statement, as so corrected (if applicable), to be filed with the SEC and, if any such correction is made following the mailing of the Proxy Statement as provided in this Section 4.4(a), mailed to holders of Shares, in each case as and to the extent required by the Exchange Act or the SEC (or its staff).
     (b) The Company shall, in accordance with applicable Law and its Charter and Bylaws, as promptly as reasonably practicable, duly call, give notice of, convene and hold a meeting of its stockholders (the “Special Meeting”) for the purpose of obtaining the Company Stockholder Approval, to be held as soon as reasonably practicable after the mailing of the Proxy Statement to the Company’s stockholders. Subject to the duties of the Board under applicable Law, the Company shall (i) use commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the Merger and will use commercially reasonable efforts to take all other actions necessary or advisable to secure the vote or consent of its stockholders in compliance with the rules of the AMEX, the DGCL and all other applicable Laws, and (ii) subject to the provisions of this Section 4.4(b) and Section 4.8, include in the Proxy Statement the unanimous recommendation of the Board that the stockholders of the

Company adopt this Agreement and approve the Merger (the “Company Recommendation”). At any time before the Company Stockholder Approval has been obtained, the Company Recommendation may be withdrawn or modified (other than in connection with a Company Takeover Proposal, which the parties agree shall be governed exclusively by Section 4.8) only if the Board determines in good faith, after taking into account the advice of the Company’s outside legal counsel, that the failure to withdraw or modify the Company Recommendation would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law, but only after (A) providing written notice to Purchaser that the Board is prepared to make such withdrawal or modification of the Company Recommendation permitted by this Section 4.4(b) and setting forth in reasonable detail the reasons therefor and (B) for a period of five Business Days after providing such notice (or such shorter period (but not less than 48 hours) as set forth in such notice that the Board determines in good faith is required under applicable Law in light of the circumstances surrounding such proposed withdrawal or modification), the Company negotiates in good faith with Purchaser (if Purchaser so desires) to make such adjustments to the terms and conditions of this Agreement and the Merger as would enable the Board to proceed with the Company Recommendation, and at the end of such period the Board maintains its determination permitted by this Section 4.4(b) (after taking into account any proposed adjustments made by Purchaser) that the failure to withdraw or modify the Company Recommendation is still inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law. The Company may, after consultation with Purchaser, postpone or adjourn the Special Meeting to the extent necessary to ensure that any supplement or amendment to the Proxy Statement required by Law is provided to the Company’s stockholders or, if as of the time for which the Special Meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Special Meeting. The obligations of the Company to file and mail the Proxy Statement and hold the Special Meeting pursuant to this Section 4.4 shall not be affected by the commencement, public proposal, public disclosure or other communication to the Company or any other person of any Company Takeover Proposal; provided, however, that the Company shall not be required to hold the Special Meeting or file or mail the Proxy Statement if this Agreement is terminated in accordance with Section 7.1 before that meeting is held or before the Proxy Statement is filed or mailed.
4.5. Commercially Reasonable Efforts.
     (a) Subject to the terms and conditions herein provided, including Section 4.8 of this Agreement, the Company agrees to, and shall cause its subsidiaries to, use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger, including, but not limited to: (a) as promptly as practicable, obtaining all Consents from Governmental Authorities for which the Company or any of its subsidiaries would need to obtain consent required for the consummation of the Merger (provided that the Company shall not make any payment or amend the terms of any agreement in connection with obtaining any such Consent without the prior written approval of Purchaser), and (b) obtaining all Consents and delivering all notifications required by the terms of any Company Material Contract or Company Material Permit in connection with, or as a result of, this Agreement or the consummation of the Merger so as to maintain and preserve the benefits under all such agreements and permits as of the Effective Time. Upon the terms and subject to the conditions hereof, the Company agrees to, and shall cause its subsidiaries to, use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the conditions to the consummation of the Merger to be satisfied by the Company.
     (b) The Company shall use commercially reasonable efforts to have any Law or injunction (whether temporary, preliminary or permanent) that shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority, which makes illegal, prohibits or prevents the consummation of the Merger or the other transactions contemplated by this Agreement and which has not been vacated, dismissed or withdrawn prior to the Closing Date of the foregoing, vacated, dismissed or withdrawn by the Closing Date.
4.6. Public Announcements.
     The initial press release regarding the Merger shall be a joint press release approved by Purchaser and the Company. Between the date of this Agreement and the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall not, and shall cause its affiliates not to, (a) issue or cause the publication of any press release or any other announcement or communication with respect to this Agreement or the Merger without the prior written consent of Purchaser, or (b) discuss with the press or the media this Agreement or the Merger (and will refer any and all questions and inquiries concerning Purchaser or its affiliates to Purchaser), except in any case under (a) or (b) above to the extent that such release, announcement, communication or discussion is required by applicable Law or Governmental Authority and in such cases only after consultation with Purchaser and considering in good faith any modifications to such release, announcement, communication or discussion reasonably requested by Purchaser.
4.7. Compliance.
     In consummating the Merger, the Company shall, and shall cause its subsidiaries to, comply with the provisions of the Exchange Act, the Securities Act, the DGCL and all other material applicable Laws.
4.8. No Solicitation.
     (a) For purposes of this Agreement, “Company Takeover Proposal” means (other than the Merger) any inquiry, proposal or offer, whether in one transaction or a series of transactions, relating to (1) any direct or indirect acquisition or purchase of assets of the Company representing 20% or more of the consolidated assets of the Company and its subsidiaries, including by way of the purchase of stock or other equity interests of subsidiaries of the Company, (2) any issuance, sale or other disposition of (including by way of merger, consolidation, business combination, share exchange, recapitalization, joint venture, partnership or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power or economic interests of the Company, (3) any tender offer, exchange offer, stock purchase or other transaction in which, if consummated, any person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in

Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the voting power or economic interests of the Company, or (4) any merger, consolidation, share exchange, business combination, recapitalization, reorganization, liquidation or dissolution involving the Company. For purposes of this Agreement, a “Company Superior Offer” means a Company Takeover Proposal (but replacing references to “20% or more” with “50% or more”) on terms that the Board determines, in good faith, based upon consultations with its outside legal counsel and its financial advisors, are more favorable from a financial point of view to the Company’s stockholders than this Agreement and the Merger, taken as a whole, after giving effect to any proposed adjustments to the terms and conditions of this Agreement by Purchaser in response to such Company Takeover Proposal, and which is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects and the estimated timing, risks and probability of the consummation of, and the conditions to, such Company Superior Offer and the person making the Company Superior Offer, and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined by the Board to be readily available.
     (b) Except as set forth in this Section 4.8, the Company shall not, and shall cause its subsidiaries to not, directly or indirectly, and the Company shall not, and shall cause its subsidiaries to not, directly or indirectly, authorize or permit any of its or their officers, directors, employees, agents, consultants, investment bankers, lawyers, accountants, agents and other representatives of the Company to, (i) solicit, knowingly encourage, initiate or knowingly facilitate the making, submission or announcement of any Company Takeover Proposal, (ii) furnish any non-public information regarding the Company or its subsidiaries to any person (other than Purchaser, Merger Sub or their representatives) in connection with or in response to a Company Takeover Proposal or any inquiry, proposal or offer that reasonably could be expected to lead to a Company Takeover Proposal, (iii) engage in discussions or negotiations with any person with respect to any Company Takeover Proposal or any inquiry, proposal or offer that reasonably could be expected to lead to a Company Takeover Proposal, (iv) withdraw or modify, or propose publicly to withdraw or modify the Company Recommendation, except other than in connection with a Company Takeover Proposal or to the extent permitted by Section 4.4, (v) endorse, approve or recommend, or propose publicly to endorse, approve or recommend, any Company Takeover Proposal, or (vi) cause the Company to discuss, negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (whether binding or not) related to any Company Takeover Proposal or requiring the Company to abandon or terminate this Agreement or to fail to consummate the Merger.
     (c) Notwithstanding the provisions of Section 4.8(b), nothing in this Agreement shall prohibit or limit the Company, or the Board, prior to the date of the Special Meeting, from furnishing non-public information regarding the Company to, or entering into discussions or negotiations with, any person in response to an unsolicited, bona fide written Company Takeover Proposal, that did not result from a breach of Section 4.8, that the Board believes in good faith (after consultation with its outside financial and legal advisors) is, or could reasonably be expected to be, a Company Superior Offer if (i) the Board determines in good faith, after consultation with its outside legal counsel, that such action with respect to such Company Takeover Proposal is necessary for the Board to comply with its fiduciary duties to the Company’s stockholders under applicable Law, (ii) the Company receives from such person an executed confidentiality agreement with provisions no less favorable, in the aggregate, to the

Company than those contained in the Confidentiality Agreement, and (iii) contemporaneously with furnishing any such information to such person, the Company furnishes such information to Purchaser to the extent such information has not been previously furnished to Purchaser.
     (d) The Company shall notify Purchaser as promptly as practicable (and in any event within 24 hours of receipt) of the receipt by the Company, or any of its representatives, of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding any Company Takeover Proposal or that could reasonably be expected to result in a Company Takeover Proposal, specifying the terms and conditions thereof and the identity of the person or group making such inquiry, proposal, offer or request. The Company shall promptly keep Purchaser informed on a current basis of the status of any discussions or negotiations and of any modifications to such Company Takeover Proposal or inquiries, proposals, offers or requests for information. Except to the extent the Board determines in good faith, after consultation with its outside legal counsel, that such action is necessary to comply with its fiduciary duties to the Company’s stockholders under applicable Law, the Company agrees that it shall not terminate, waive, amend or modify any provision of any standstill, confidentiality or non-solicitation agreement to which it is a party and that relates to a Company Takeover Proposal, and the Company shall use commercially reasonable efforts to enforce the provisions of any such agreement (provided that if the Company waives, amends or otherwise does not enforce any standstill provisions in any such agreement, then Purchaser shall be relieved of compliance with the Confidentiality Agreement’s standstill provisions). The Company shall immediately cease and cause to be terminated any discussions or negotiations with any third parties that may be ongoing with respect to any Company Takeover Proposal as of the date hereof and shall inform its representatives of the obligations undertaken in this Section 4.8.
     (e) Notwithstanding anything in this Agreement to the contrary, including Section 4.8(b), the Board may, at any time prior to the date of the Special Meeting: (i) withdraw or modify the Company Recommendation or (ii) terminate this Agreement and approve or recommend a Company Superior Offer if, in the case of both clauses (i) and (ii) above: (x) the Company receives an unsolicited, bona fide written Company Takeover Proposal not in breach of this Section 4.8; (y) the Board determines in good faith, after consultation with its outside financial and legal advisors, that such offer constitutes a Company Superior Offer; and (z) following consultation with outside legal counsel, the Board determines in good faith that the failure to withdraw or modify the Company Recommendation would be inconsistent with the fiduciary duties of the Board to the stockholders of the Company under applicable Law; but only, in the case of both clauses (i) and (ii) above, (A) after providing written notice to Purchaser (a “Notice of Superior Offer”) that shall (1) specify the material terms and conditions of the Company Superior Offer and the identity of the person or group making the Company Superior Offer, (2) state that the Board intends to withdraw or modify the Company Recommendation and that the Company intends to terminate this Agreement to enter into such Company Superior Offer and (3) be accompanied by a copy of the draft of the definitive agreement proposed to be entered into with respect to the Company Superior Offer; (B) during the five-day period following delivery of the Notice of Superior Offer, the Company shall, and shall cause its financial and legal advisors to, negotiate in good faith with Purchaser (if Purchaser so desires) and provide Purchaser with a reasonable opportunity to make adjustments in the terms and conditions of this Agreement such that the Company Takeover Proposal would no longer constitute a Company Superior Offer and/or the Board could proceed with the Company Recommendation (it being agreed that any subsequent material amendment or material revision (including any change in price or form of consideration or in financing, which, in each case, shall be deemed to be material) to such Company Superior Offer shall require the Company to deliver to Purchaser a new Notice of Superior Offer and result in an additional three-Business Day period from the date of receipt of any such material amendment or material revision during which the Company shall negotiate in good faith with Purchaser); and (C) following such period, the Board determines in good faith, after consultation with outside counsel and after taking into account any such adjustments proposed by Purchaser, that the Company Takeover Proposal remains a Company Superior Offer and that the failure to withdraw or modify the Company Recommendation would be inconsistent with the fiduciary duties of the Board to the stockholders of the Company under applicable Law.
     (f) The Company agrees that any violations of the restrictions in this Section 4.8 by any subsidiary or representative of the Company shall be deemed to be a breach of this Section 4.8 by the Company.
     (g) Nothing contained in this Agreement shall prohibit the Company from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any other disclosure to the Company’s stockholders if, in either case, the Company shall have, to the extent reasonably practicable, provided Purchaser with a reasonable opportunity to comment on and review any such disclosure and, in the case of any disclosure described in this clause (ii), the Board determines in good faith, after consultation with outside legal counsel, that failure to make such disclosure would be inconsistent with the Board’s fiduciary duties to the Company and its stockholders under applicable Law; provided, however, that any disclosure other than (x) a factually accurate statement by the Company that only describes the Company’s receipt of a Company Takeover Proposal and the operation of this Agreement with respect thereto and contains a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (y) an express rejection of any applicable Company Takeover Proposal or (z) an express reaffirmation of the Company Recommendation shall be deemed to be a withdrawal or modification of the Company Recommendation in a manner adverse to Purchaser (including for purposes of Section 7.1(f)).
4.9. SEC and Stockholder Filings.
     The Company shall send to Purchaser a copy of all reports and materials promptly after the time it sends the same to its stockholders, the AMEX, the SEC, FINRA or any state or foreign securities commission.
4.10. State Takeover Laws.
     Notwithstanding any other provision in this Agreement, if any state takeover statute is, may become, or may purport to be, applicable to the Merger, the Company and the members of its Board will, and the Company will cause its subsidiaries to, grant such approvals and take such actions as are necessary so that the Merger may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to eliminate the effect of any takeover statute on the Merger.
4.11. HSR Act.
     The Company will, and will cause its subsidiaries to, promptly after the execution of this Agreement, file all Notification and Report Forms and related materials that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act in connection with the Merger, will exercise commercially reasonable efforts to obtain an early termination of the applicable waiting period, and will make any further filings pursuant thereto that may be necessary to consummate the Merger.
4.12. Merger Litigation.
     The Company shall consult and cooperate with Purchaser in the defense, shall keep Purchaser promptly informed with respect to and shall give Purchaser the opportunity to participate in any settlement discussions involving any stockholder litigation or claim against the Company, any of its subsidiaries or any of its or their directors or officers relating to the Merger or the other transactions contemplated hereby; provided that (a) no such settlement shall be agreed to without Purchaser’s written consent (which may not be unreasonably withheld, conditioned or delayed), and (b) Purchaser shall have no obligation to participate in the defense or settlement of any such stockholder litigation or claim. In the event any such litigation or claim is commenced, the Company agrees, at the Company’s expense, to promptly defend against it and respond thereto.
4.13. Resignation of Directors.
     Prior to the Effective Time, the Company will cause each member of the Board to execute and deliver a letter, which will not be revoked or amended prior to the Effective Time, effectuating his resignation as a director of the Company effective at the Effective Time.
4.14. Rule 16b-3.
     Prior to the Effective Time, the Company shall take such actions as may be necessary or advisable to cause dispositions of equity securities of the Company (including derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchanges Act in accordance with the procedures set forth in such Rule 16b-3 and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999).

ARTICLE V
ADDITIONAL COVENANTS OF PURCHASER
5.1. Notification of Certain Matters.
     Purchaser shall give prompt notice to the Company if any of the following occur after the date of this Agreement: (i) there has been a failure of Purchaser or Merger Sub to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; (ii) to the knowledge of Purchaser, the occurrence, or failure to occur, of any event, which occurrence or failure to occur is reasonably likely to cause any representation or warranty of Purchaser contained in this Agreement to be untrue or inaccurate in any material respect; (iii) receipt of any written notice or other communication in writing from any third party alleging that the Consent of such third party is or may be required in connection with the Merger; (iv) receipt of any written notice from any Governmental Authority (including, but not limited to, FINRA, the SEC or the AMEX or any securities exchange) in connection with the Merger; (v) the occurrence of an event which could reasonably be expected to have a Purchaser Material Adverse Effect or that could otherwise reasonably be expected to cause a condition in Section 6.1 or 6.3 not to be satisfied; or (vi) the commencement of or written threat of any Litigation against Purchaser or any of its subsidiaries, or, to Purchaser’s knowledge, any director or officer, in his or her capacity as such, of Purchaser or any of its subsidiaries, which, if pending on the date hereof, would have been required to have been disclosed by Purchaser in this Agreement or which relates to this Agreement, the Voting Agreement, the Merger or the other transactions contemplated herein and therein. No such notice to the Company shall have any effect on the determination of whether any of the conditions to the consummation of the Merger have been satisfied or in determining whether any of the representations, warranties or covenants contained in this Agreement have been breached.
5.2. Commercially Reasonable Efforts.
     (a) Subject to the terms and conditions herein provided, Purchaser agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger, including, but not limited to: (i) as promptly as practicable, obtaining all Consents from Governmental Authorities and other third parties (for which Purchaser would need to obtain Consent) required for the consummation of the Merger and (ii) consulting and cooperating with, providing assistance to and furnishing information reasonably requested by the Company in preparation and filing with the SEC of the Proxy Statement and all necessary amendments and supplements thereto. Upon the terms and subject to the conditions hereof, Purchaser agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the conditions to the consummation of the Merger to be satisfied by Purchaser.
     (b) Purchaser shall use commercially reasonable efforts to have any Law or injunction (whether temporary, preliminary or permanent) that shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority, which makes illegal, prohibits or prevents the consummation of the Merger or the other transactions contemplated by this Agreement and which has not been vacated, dismissed or withdrawn prior to the Closing Date of the foregoing, vacated, dismissed or withdrawn by the Closing Date.
5.3. Compliance.
     In consummating the Merger, Purchaser and Merger Sub shall comply with the provisions of the Exchange Act, the Securities Act, the DGCL and all other material applicable Laws.
5.4. Indemnification and Insurance.
     (a) After the Closing, the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director and officer of the Company and each of its subsidiaries as of the Effective Time (collectively, the “Indemnified Parties”) against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts actually and reasonably incurred or paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission, in his or her capacity as an officer, director, employee, fiduciary or agent, occurring on or before the Effective Time, to the same extent as provided in the Charter or Bylaws of the Company, or any other applicable contract or agreement, in effect on the date hereof. In the event of any such claim, action, suit, proceeding or investigation, (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after reasonably detailed statements therefor are received (provided the applicable Indemnified Party provides an undertaking to repay all advanced expenses if it is finally judicially determined that such Indemnified Party is not entitled to indemnification) and (ii) all counsel selected by the Indemnified Parties shall, to the extent consistent with their professional responsibilities, cooperate with the Surviving Corporation and its counsel, if any, in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without the Surviving Corporation’s written consent; and provided, further, that the Surviving Corporation shall not be obligated pursuant to this Section 5.4(a) to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action; and provided, further, that, in the event that any claim for indemnification is asserted or made within six years after the Effective Time, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. Notwithstanding anything contained herein, the Surviving Corporation shall not amend its bylaws or certificate of incorporation as of or after the Effective Time if such action would adversely affect the rights of individuals who, on or prior to the Effective Time, were entitled to advances, indemnification, contribution or exculpation thereunder for actions or omissions by such individuals in their capacity as directors or officers at any time prior to the Effective Time.
     (b) The Surviving Corporation shall either (i) cause to be obtained at the Effective Time “tail” insurance policies with a claims period of at least six years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as the Company’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time; or (ii) maintain in effect for six years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable) with respect to matters occurring on or prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation, in order to obtain the insurance policies required under this Section 5.4(b), be required to expend in any year during such six year period more than 200% of current annual premiums paid by the Company for current comparable insurance coverage; provided, however, that in the event of an expiration, termination or cancellation of such current policies, the Surviving Corporation shall be required to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount. The Company represents that such current annual premium amount is set forth in Section 5.4(b) of the Company Disclosure Schedule.
     (c) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 5.4.
     (d) The provisions of this Section 5.4 (i) are, from and after the Effective Time, intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. This Section 5.4 may not be amended in a manner that is adverse to the Indemnified Parties (including their heirs and representatives) or terminated without the consent of the Indemnified Parties (including their heirs and representatives) affected thereby.
5.5. Public Announcements.
     So long as this Agreement is in effect, each of Purchaser and Merger Sub shall not, and each shall cause its respective affiliates not to, (a) issue or cause the publication of any press release or any other announcement or communication with respect to this Agreement or the Merger without the prior written consent of the Company, or (b) discuss with the press or the media this Agreement or the Merger (and will refer any and all questions and inquiries concerning the Company or its affiliates to the Company), except in any case under (a) or (b) above to the extent that such release, announcement, communication or discussion is required by applicable Law or Governmental Authority and in such cases only after consultation with the Company.
5.6. HSR Act.
     Each of Purchaser and Merger Sub will, promptly after the execution of this Agreement, file all Notification and Report Forms and related materials that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act in connection with the Merger, will exercise its best efforts to obtain an early termination of the applicable waiting period, and will make any further filings pursuant thereto that may be necessary to consummate the Merger.
5.7. Franchise Matters.
     With respect to each Franchise Agreement, Purchaser shall, as soon as practicable after the date hereof, use its commercially reasonable efforts to apply to each Franchisor for (a) the assignment to and assumption by Purchaser, or the consent to the change of control, of such Franchise Agreement effective as of the Closing Date without the payment of any penalty or termination fee in connection therewith, (b) the issuance to Purchaser of a new franchise or license agreement(s) by such Franchisor effective as of the Closing Date without the payment of any penalty or termination fee in connection therewith, or (c) the termination of such Franchise Agreement effective as of the Closing Date, all as determined by Purchaser and on terms satisfactory to Purchaser.
5.8. Employee Benefit Matters.
     (a) Purchaser shall cause the Surviving Corporation and each of its subsidiaries to continue to perform all of the Company’s and its subsidiaries’ respective obligations under the Company Employment Plans listed in Section 2.15(a) of the Company Disclosure Schedule in accordance with the terms and conditions of such Company Employment Plans.
     (b) Purchaser shall cause the Surviving Corporation and each of its subsidiaries to give each Company employee full service credit for purposes of eligibility and vesting and benefit accruals (but not for purposes of benefit accruals (i) under any defined benefit pension plan or (ii) which would result in any duplication of benefits for the same period of service) under the Company Employment Plans after the Effective Time to the same extent such service was recognized under such Company Employment Plan prior to the Effective Time. With respect to each Company Employment Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Purchaser shall cause the Surviving Corporation and its subsidiaries (i) to waive immediately after the Effective Time any pre-existing condition limitation or eligibility limitation for any Company employee to the extent neither such employee nor his or her eligible dependents were subject to any such limitation under the corresponding Company Employment Plan immediately prior to the Effective Time and (ii) to give effect after the Effective Time, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, any Company employee under any Company Employment Plan prior to the Effective Time.
     (c) Purchaser shall cause the Surviving Corporation and each of its subsidiaries to honor the terms of each employment agreement, retention agreement, position elimination agreement, separation agreement and other agreement identified in Section 2.13 of the Company Disclosure Schedule to which it is a party.

     (d) Notwithstanding any provision in this Section 5.8, nothing in this Section 5.8 shall modify or amend any obligations which the Surviving Corporation has under a collective bargaining agreement.
ARTICLE VI
CONDITIONS
6.1. Conditions to Each Party’s Obligations.
     The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver in writing at or prior to the Effective Time of the following conditions:
     (a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.
     (b) No Injunction or Action. No Law or injunction (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority, which makes illegal, prohibits or prevents the consummation of the Merger or the other transactions contemplated by this Agreement and which has not been vacated, dismissed or withdrawn prior to the Closing Date.
     (c) HSR Act. Any applicable waiting period under the HSR Act shall have expired or been terminated.
6.2. Conditions to Obligations of Purchaser and Merger Sub to Effect the Merger.
     The obligations of Purchaser and Merger Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any of which may be waived by Purchaser in writing in its sole discretion:
     (a) Representations and Warranties. The representations and warranties of the Company (i) set forth in this Agreement (other than Section 2.2(a), Section 2.2(b) and Section 2.8(b)(i)) shall be true and correct as of the Closing Date as if made at and as of such date (other than representations and warranties which address matters only as of a particular date, which shall be true and correct on and as of such particular date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, and (ii) set forth in Section 2.2(a), Section 2.2(b) and Section 2.8(b)(i) shall be true and correct in all respects as of the Closing Date, as if made at and as of such date (other than representations and warranties which address matters only as of a particular date, which shall be true and correct on and as of such particular date).
     (b) Covenants. The Company shall have performed in all material respects each of its obligations and complied in all material respects with each of its agreements and covenants to be performed or complied with by it under this Agreement on or prior to the Closing Date.

     (c) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any changes, conditions, events or developments that have had or that could reasonably be expected to have a Company Material Adverse Effect.
     (d) Certificate. The Company shall have furnished Purchaser with a certificate dated as of the Closing Date signed on its behalf by its Chief Executive Officer to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.
     (e) Dissent Condition. The total number of Shares outstanding immediately prior to the Effective Time and held by holders who have not voted in favor of the Merger or consented thereto in writing, and who have properly demanded appraisal for such shares in accordance with Section 262 of the DGCL, shall not have exceeded twenty-five percent (25%) of the issued and outstanding shares of Company Common Stock as of the Closing.
     (f) Certain Releases. The Company shall have procured and delivered to Purchaser a copy of the release set forth in Section 6.2(f) of the Company Disclosure Schedule.
The foregoing conditions are for the sole benefit of Purchaser and Merger Sub and may be asserted by Purchaser or Merger Sub regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Merger Sub in writing in whole or in part at any time and from time to time in their sole discretion. The failure by Purchaser or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other or similar facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.
6.3. Conditions to Obligations of the Company to Effect the Merger.
     The obligations of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any of which may be waived by the Company in writing in its sole discretion:
     (a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the Closing Date (other than representations and warranties which address matters only as of a particular date, which shall be true and correct on and as of such particular date), as if made at and as at such date, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Purchaser Material Adverse Effect” set forth therein) would not reasonably be expected to have a Purchaser Material Adverse Effect.
     (b) Covenants. Purchaser shall have performed in all material respects each of its obligations and complied in all material respects with each of its agreements and covenants to be performed or complied with by it under this Agreement on or prior to the Closing Date.
     (c) Certificate. Purchaser shall have furnished the Company with a certificate dated as of the Closing Date signed on its behalf by its President to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

6.4. Frustration of Conditions.
     None of Purchaser, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement.
ARTICLE VII
TERMINATION AND ABANDONMENT
7.1. Termination.
     This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Stockholder Approval) by action taken or authorized by the Board or other governing body of the terminating party or parties, as follows (the date of any such termination, the “Termination Date”):
     (a) by mutual written consent of Purchaser and the Company;
     (b) by either Purchaser or the Company, if the Merger has not been consummated on or before June 30, 2010 (the “Outside Date”, which date may be extended to September 15, 2010 (i) by Purchaser providing written notice to the Company before June 30, 2010, provided that Purchaser is not in material breach of any of its representations, warranties or covenants under this Agreement as of such date, or (ii) by the Company providing written notice to Purchaser before June 30, 2010, if, with respect to this clause (ii), (A) the Company is not in material breach of any of its representations, warranties or covenants under this Agreement as of such date, and (B) the maturities of each of the items of Indebtedness referenced in Section 2.13(b) of the Company Disclosure Schedule, other than the Merrill Lynch Fixed Rate #3 loan, the Wachovia - Worcester Loan, and the Wachovia — Phoenix West Loan, are December 1, 2010 or later, as of such date, as so extended, such date shall be the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Merger to be consummated on or before such date;
     (c) by either Purchaser or the Company, if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, injunction, order, decree or ruling or taken any other action (including the failure to have taken an action) which has become final and non-appealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of this Agreement or the Merger;
     (d) by Purchaser, if neither Purchaser nor Merger Sub is in material breach of any of its representations, warranties or covenants under this Agreement, and if (i) any of the representations or warranties of the Company herein become untrue or inaccurate such that the condition set forth in Section 6.2(a) would not be satisfied, or (ii) there has been a breach on the part of the Company of any of its covenants or agreements herein such that the condition set forth in Section 6.2(b) would not be satisfied, and such breach referred to in either clause (i) or (ii) (if curable) has not been cured within 20 days after notice to the Company;

     (e) by the Company, if the Company is not in material breach of any of its representations, warranties or covenants under this Agreement, and if (i) any of the representations or warranties of Purchaser or Merger Sub herein become untrue or inaccurate, such that the condition set forth in Section 6.3(a) would not be satisfied or (ii) there has been a breach on the part of Purchaser or Merger Sub of any of its covenants or agreements herein such that the condition set forth in Section 6.3(b) would not be satisfied, and such breach referred to in either clause (i) or (ii) (if curable) has not been cured within 20 days after notice to Purchaser or Merger Sub, as the case may be;
     (f) by Purchaser, if (i) the Company has entered into a definitive agreement providing for a transaction that is a Company Superior Offer, (ii) the Board (or any committee thereof) withdraws or modifies the Company Recommendation in a manner adverse to Purchaser, (iii) within five Business Days of a written request by Purchaser for the Board to reaffirm the Company Recommendation following the date any Company Takeover Proposal or any material modification thereto is first publicly announced, published or sent to the Company’s stockholders, the Company fails to issue a press release that reaffirms the Company Recommendation (which request may only be made once with respect to such Company Takeover Proposal absent further material changes or amendments in such Company Takeover Proposal), (iv) the Company shall have failed to include the Company Recommendation in the Proxy Statement distributed to the Company’s stockholders or (v) the Company or the Board (or any committee thereof) shall authorize or publicly propose any of the foregoing;
     (g) by the Company prior to the receipt of the Company Stockholder Approval, if the Board, or any committee thereof, shall have approved or recommended a Company Superior Offer in accordance with Section 4.8(e); provided, however, that any such purported termination pursuant to this Section 7.1(g) shall be void and of no force or effect unless the Company concurrently with such termination (i) pays to Purchaser the Company Termination Fee in accordance with Section 7.3 and (ii) enters into a definitive acquisition, merger or similar agreement to effect the Company Superior Offer;
     (h) by Purchaser or the Company, if, at the Special Meeting (or any adjournment or postponement thereof), the Company Stockholder Approval is not obtained; or
     (i) by Purchaser, if (i) the Company shall have knowingly breached a material provision of Section 4.4 (excluding such provisions of Section 4.4 covered by Section 7.1(f)), provided that (A) Purchaser shall provide the Company written notice of such breach promptly after Purchaser has knowledge of such breach and (B) the Company has failed to cure any such breach (if curable) within three days after receipt of such notice, or (ii) the Company shall have knowingly breached a material provision of Section 4.8.
7.2. Effect of Termination.
     In the event of the termination of this Agreement pursuant to Section 7.1, written notice thereof shall be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except (a) that the provisions of this Section 7.2 (Effect of Termination), Section 7.3 (Fees and Expenses), Article VIII

(Miscellaneous) and the Confidentiality Agreement shall survive any such termination and (b) subject to Section 7.3 (Fees and Expenses) and Section 8.12 (Specific Performance; Remedies), nothing herein shall relieve any party from liability for any breach of this Agreement.
7.3. Fees and Expenses.
     (a) All Expenses incurred in connection with this Agreement and the Merger shall be paid by the party incurring such Expenses, whether or not the Merger is consummated. As used in this Agreement, “Expenses” shall include all reasonable out-of-pocket costs, fees and expenses (including all costs, fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement, the preparation, printing, filing or mailing of the Proxy Statement, the solicitation of stockholder approvals and all other matters related to the consummation of the Merger.
     (b) The Company agrees that if this Agreement shall be terminated:
          (i) by Purchaser pursuant to Section 7.1(f) or Section 7.1(i) or by the Company pursuant to Section 7.1(g), then the Company shall pay Purchaser the Company Termination Fee; or
          (ii) by the Company or Purchaser pursuant to Section 7.1(b) or Section 7.1(h) or by Purchaser pursuant to Section 7.1(d) if (A) after the date hereof but prior to the Termination Date, a Company Takeover Proposal shall have been communicated to the Company or the Board (whether or not publicly disclosed) (or if any such Company Takeover Proposal shall have been communicated to the Company or the Board (whether or not publicly disclosed) prior to the date hereof it is, after the date hereof, communicated again to the Company or the Board (whether or not publicly disclosed)) or publicly announced or otherwise disclosed to the stockholders of the Company, and (B) within 15 months of the Termination Date, the Company or any of its subsidiaries enters into a definitive agreement with respect to, or the Board (or any committee thereof) recommends that the Company stockholders approve, adopt or accept, any Company Takeover Proposal, then the Company shall pay Purchaser the Company Termination Fee.
     (c) In the event that Purchaser shall receive full payment of all amounts due Purchaser pursuant to Section 7.3(b), the full receipt of such amounts shall be deemed to be liquidated damages and the sole and exclusive remedy for any and all losses or damages suffered or incurred by Purchaser, Merger Sub, any of their respective affiliates or any other person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Purchaser, Merger Sub, any of their respective affiliates or any other person shall be entitled to bring or maintain any other claim, action or proceeding against the Company, its subsidiaries, any of their respective affiliates or any other person arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination; provided, however, that nothing in this Section 7.3 limits the rights of any affiliates of Purchaser with respect to that certain loan agreement, dated April 12, 2007, by and among certain subsidiaries of the Company and certain affiliates of Purchaser, as amended, and any other agreements, documents, notes or instruments with respect thereto. The parties acknowledge that the damages incurred by Purchaser and Merger Sub would be difficult to determine and that the foregoing liquidated damages amount represents a reasonable estimate of such damages.
     (d) The Company Termination Fee shall be paid to Purchaser or its designee by the Company in immediately available funds by wire transfer (i) within two Business Days after the termination of this Agreement pursuant to Section 7.1(f) or Section 7.1(i), (ii) concurrently with and as a condition to the effectiveness of a termination of this Agreement by the Company pursuant to Section 7.1(g), and (iii) concurrently upon the Company entering into a definitive agreement with respect to, or the Board recommending that the Company stockholders approve, adopt or accept, a Company Takeover Proposal, if this Agreement is terminated under any of the circumstances set forth in Section 7.3(b)(ii).
     (e) For purposes of this Agreement, “Company Termination Fee” means an amount equal to $3,250,000.
     (f) Each of the Company and Purchaser acknowledges that the agreements contained in this Section 7.3 are an integral part of the Merger.
ARTICLE VIII
MISCELLANEOUS
8.1. Nonsurvival of Representations, Warranties and Agreements.
     None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.
8.2. Notices.
     All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person or, by facsimile or by email, receipt confirmed, (ii) on the next Business Day when sent by overnight courier or (iii) on the second succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(A)	if to the Company, to:

Lodgian, Inc. 3445 Peachtree Road, N.E. Suite 700 Atlanta, Georgia 30326 Attention: Daniel E. Ellis Facsimile: (404) 364-0088

Email: dellis@lodgian.com
with a copy to (but which shall not constitute notice to the Company):
King & Spalding 1180 Peachtree Street, N.E. Atlanta, Georgia 30309 Attention: Alan J. Prince, Esq. Anne M. Cox, Esq. Facsimile: (404) 572-5100 Email: aprince@kslaw.com acox@kslaw.com

(B)	if to Purchaser or Merger Sub, to:

LSREF Lodging Investments, LLC 2711 N. Haskell Avenue, Suite 1700 Dallas, Texas 75204 Attention: Marc L. Lipshy, Esq. Facsimile: (214) 459-1430 Email: mlipshy@hudson-advisors.com with a copy to (but which shall not constitute notice to Purchaser or Merger Sub)
Hunton & Williams LLP
1445 Ross Avenue, Suite 3700
Dallas, Texas 75202
Attention: Gregory J. Schmitt, Esq.
                 Robert G. McCormick, Esq.
Facsimile: (214) 979-3000
Email: gschmitt@hunton.com
rmccormick@hunton.com
8.3. Confidentiality.
     Unless (a) otherwise expressly provided in this Agreement, (b) required by applicable Law or Governmental Authority, (c) necessary to secure any required Consents as to which the other party has been advised, or (d) consented to in writing by Purchaser or the Company, as applicable, any information or documents furnished in connection herewith shall be kept strictly confidential by the Company, Purchaser, Merger Sub and their respective officers, directors, employees, agents and representatives. Prior to any disclosure pursuant to the preceding sentence, the party intending to make such disclosure shall use its commercially reasonable efforts to consult with the other party regarding the nature and extent of the disclosure. Nothing contained herein shall preclude disclosures to the extent necessary to comply with accounting, SEC and other disclosure obligations imposed by applicable Law. To the extent required by such disclosure obligations, Purchaser or the Company, after a party uses its commercially reasonable efforts to consult with the other party, may file with the SEC a Report on Form 8-K pursuant to the Exchange Act with respect to the Merger. In the event this Agreement is terminated, each party shall return to the other any documents furnished by the other and all copies thereof any of them may have made and will hold in confidence any information obtained from the other party except to the extent (i) such party is required to disclose such information by applicable Law or such disclosure is necessary in connection with the pursuit or defense of a claim, (ii) such information was known by such party prior to such disclosure or was thereafter developed or obtained by such party independent of such disclosure or (iii) such information becomes generally available to the public other than by breach of this Section 8.3. Prior to any disclosure of information pursuant to the exception in clause (i) of the preceding sentence, the party intending to disclose the same shall so notify the party which provided the same in order that such party may seek a protective order or other appropriate remedy should it choose to do so.
8.4. Amendment and Modification.
     Except as set forth in Section 5.4(d), this Agreement may be amended, modified or supplemented only by a written agreement among the Company, Purchaser and Merger Sub; provided, however, that following receipt of the Company Stockholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval.
8.5. Waiver of Compliance; Consents.
     Any failure of the Company, on the one hand, or Purchaser or Merger Sub, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Purchaser, on the one hand, or the Company, on the other hand, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 8.5.
8.6. Binding Effect; Assignment.
     Subject to the next sentence, this Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto prior to the Effective Time, without the prior written consent of the other parties hereto; provided, however, that Purchaser and Merger Sub may assign all or any of their rights hereunder to any of their respective affiliates; provided, further, however, that no such assignment shall relieve the assigning party of its obligations hereunder.
8.7. Governing Law; Jurisdiction; WAIVER OF TRIAL BY JURY.
     (a) This Agreement and the transactions contemplated herein, and all disputes between the parties under or related to this Agreement, the transactions contemplated herein or the facts and circumstances leading to its or their execution or performance, whether in contract, tort or otherwise, shall be governed by the Laws of the State of Delaware, without reference to conflict of laws principles.
     (b) Each of the parties (i) irrevocably submits itself to the personal jurisdiction of any state or federal court sitting in the State of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement, the Merger or other transactions contemplated herein, (ii) agrees that every such suit, action or proceeding shall be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (provided that, in the event subject matter jurisdiction is unavailable in or declined by the Court of Chancery, then all such claims shall be brought, heard and determined exclusively in any other state or federal court sitting in the State of Delaware), (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iv) agrees not to bring any suit, action or proceeding arising out of or relating to this Agreement, the Merger or other transactions contemplated herein in any other court and (v) waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought.
     (c) Each of the parties agrees to waive any bond, surety or other security that might be required of any other party with respect to any suit, action or proceeding, including an appeal thereof.
     (d) Each of the parties agrees that service of any process, summons, notice or document by U.S. registered mail to its address set forth in Section 8.5 hereof shall be effective service of process for any action, suit or proceeding brought against it, provided, however, that nothing contained in the foregoing clause shall affect the right of any party to serve legal process in any other manner permitted by Law.
     (e) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE, WHETHER IN CONTRACT, TORT, OR OTHERWISE, RELATING TO THIS AGREEMENT, THE MERGER OR THE TRANSACTIONS CONTEMPLATED HEREIN IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS NEGOTIATION, EXECUTION OR PERFORMANCE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) IT MAKES SUCH WAIVER KNOWINGLY AND VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.7(e).

8.8. Counterparts.
     This Agreement may be executed in one or more counterparts, each of which together shall be deemed an original, but all of which together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties (including by facsimile or other electronic transmission), it being understood that all parties need not sign the same counterpart.
8.9. Interpretation; Definitions.
     (a) The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement, and the term “including” shall mean “including, without limitation.” The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
     (b) As used in this Agreement the following terms shall have the following meanings: (i) unless otherwise specified herein, the term “affiliate,” with respect to any person, shall mean and include any person controlling, controlled by or under common control with such person; (ii) “Business Day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or the City of Atlanta, Georgia, or is a day on which banking institutions located in the State of New York or the State of Georgia are authorized or required by law or other governmental action to close; (iii) the term “knowledge,” when used with respect to the Company, shall mean the knowledge of the individuals set forth on Section 8.9(b) of the Company Disclosure Schedule (after reasonable investigation), and when used with respect to Purchaser, shall mean the knowledge of the executive officers of Purchaser (after reasonable investigation); (iv) “Law” shall mean any statute, law (including common law), ordinance, rule, regulation, order, writ, judgment, decree, stipulation, determination, award or requirement of a Governmental Authority; (v) “person” shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an association, an unincorporated organization, a Governmental Authority and any other entity; and (vi) the term “subsidiary” of any specified person shall mean any corporation twenty percent (20%) or more of the outstanding voting power of which, or any partnership, joint venture, limited liability company or other entity twenty percent (20%) or more of the total equity interest of which, is directly or indirectly owned by such specified person.
     (c) The following terms are defined elsewhere in this Agreement, as indicated below:

“affiliate”	Section 8.9(b)
“Affiliate Transaction”	Section 2.26
“Agreement”	Preamble
“AMEX”	Section 2.5
“Balance Sheet Date”	Section 2.7(b)
“Board”	Recitals

“Book-Entry Shares”	Section 1.7(b)
“Business Day”	Section 8.9(b)
“Bylaws”	Section 1.4(b
“Capital Expenditure Budget”	Section 4.1(b)
“Capital Improvement”	Section 2.25(c)
“Certificate of Merger”	Section 1.2(b)
“Certificates”	Section 1.7(b)
“Charter”	Section 1.4(a)
“Closing”	Section 1.2(a)
“Closing Date”	Section 1.2(b)
“COBRA”	Section 2.15(l)
“Code”	Section 1.7(f
“Common Stock”	Recitals
“Company”	Preamble
“Company Balance Sheet”	Section 2.7(b)
“Company Capital Stock”	Section 2.2(a)
“Company Disclosure Schedule”	Article II
“Company Employee Plans”	Section 2.15(a)
“Company Financials”	Section 2.7(b)
“Company Intellectual Property”	Section 2.14(c))
“Company Leases”	Section 2.21
“Company Material Adverse Effect”	Section 2.1
“Company Material Contracts”	Section 2.13(a)
“Company Option Plan”	Section 1.8(a)
“Company Options”	Section 1.8(a)
“Company Material Contract”	Section 2.13(a)
“Company Material Permits”	Section 2.11
“Company Permits”	Section 2.11
“Company Real Property”	Section 2.21
“Company Recommendation”	Section 4.4(b)
“Company SEC Reports”	Section 2.7(a)
“Company Stockholder Approval”	Section 2.20
“Company Superior Offer”	Section 4.8(a)
“Company Takeover Proposal”	Section 4.8(a)
“Company Termination Fee”	Section 7.3(e)
“Confidentiality Agreement”	Section 4.3(d)
“Consent”	Section 2.5
“DGCL”	Recitals
“Dissenting Shares”	Section 1.9
“DOL”	Section 2.15(b)
“Effective Time”	Section 1.2(b)
“Encumbrances”	Section 2.6
“Enforceability Exceptions”	Section 2.4(a)
“Environmental Claim”	Section 2.23(g)
“Environmental Laws”	Section 2.23(g)
“ERISA”	Section 2.15(a)

“ERISA Affiliate”	Section 2.15(a)
“Exchange Act”	Section 1.7(a)
“Exchange Agent”	Section 1.7(a)
“Expenses”	Section 7.3(a)
“FINRA”	Section 3.3
“Franchise Agreements”	Section 2.25(a)
“Franchisor(s)”	Section 2.25(a)
“GAAP”	Section 2.1
“Governmental Authority”	Section 2.5
“Hazardous Substance”	Section 2.23(g)
“HIPAA”	Section 2.15(p)
“HSR Act”	Section 2.5
“including”	Section 8.9(a)
“Indebtedness”	Section 2.13(b)
“Indemnified Parties”	Section 5.4(a)
“IRS”	Section 2.15(b)
“knowledge”	Section 8.9(b)
“Law”	Section 8.9(b)
“Litigation”	Section 2.12
“Merger”	Recitals
“Merger Consideration”	Section 1.6(b)
“Merger Sub”	Preamble
“Multiemployer Plan”	Section 2.15(a)
“Notice of Superior Offer”	Section 4.8(e)
“Outside Date”	Section 7.1(b)
“PBGC”	Section 2.15(b)
“Pension Benefit Plan”	Section 2.15(h)
“Permitted Encumbrances”	Section 2.21
“person”	Section 8.9(b)
“Preferred Stock”	Section 2.2(a)
“Proxy Statement”	Section 2.5
“Purchaser”	Preamble
“Purchaser Material Adverse Effect”	Section 3.3
“Qualified Plan”	Section 2.15(f)
“Recent SEC Reports”	Article II
“Representatives”	Section 4.3(a)
“SEC”	Section 2.5
“Securities Act”	Section 2.2(a)
“Shares”	Recitals
“Special Meeting”	Section 4.4(b)
“subsidiary”	Section 8.9(b)
“Surviving Corporation”	Section 1.1
“Tax(es)”	Section 2.16(p)
“Tax Return”	Section 2.16(p)
“Termination Date”	Section 7.1
“Voting Agreement”	Recitals

“Voting Debt”	Section 2.2(b)
“WARN”	Section 2.22(d)
8.10. Entire Agreement.
     This Agreement, the Confidentiality Agreement and the documents or instruments referred to herein, including, but not limited to, the Company Disclosure Schedule referred to herein, which Company Disclosure Schedule is incorporated herein by reference, embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants, agreements, understandings or undertakings among the parties relating to the subject matter hereof other than those expressly set forth or referred to herein. This Agreement supersedes all prior restrictions, promises, representations, warranties, covenants, agreements, understandings or undertakings between the parties with respect to such subject matter.
8.11. Severability.
     In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction.
8.12. Specific Performance; Remedies.
     (a) Except as otherwise provided in Section 7.3, any and all remedies herein expressly conferred upon Purchaser or Merger Sub will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity, upon Purchaser or Merger Sub, and the exercise by Purchaser or Merger Sub of any one remedy will not preclude the exercise of any other remedy. The Company’s exclusive remedy is as provided in Section 8.12(c) and Section 8.12(d) below, and the Company shall have no other remedies hereunder, or at law or in equity, except as provided in Section 8.12(c) and Section 8.12(d) below.
     (b) The parties hereto agree that an award of money damages would be inadequate for any breach of this Agreement and that any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the parties hereto shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law.
     (c) Except as provided in Section 8.12(d) below, the Company agrees that specific performance shall be its exclusive remedy for breach by Purchaser or Merger Sub of this Agreement or any guarantee entered into in connection herewith.

     (d) If a court of competent jurisdiction determines that the Company is not entitled to an award of specific performance to remedy a breach of this Agreement by Purchaser or Merger Sub, then the Company may be awarded any other remedy available to it at law or in equity, including monetary damages (which the parties agree may not be limited to reimbursement of expenses or out-of-pocket costs and, to the extent proven, may be determined by reference to the amount, if any, that would have been recoverable by the Company Stockholders if such Company Stockholders were entitled to bring an action against Purchaser). Notwithstanding anything else contained in this Agreement, in no event shall the collective damages payable by Purchaser, Merger Sub or any of their affiliates, for breaches under this Agreement or any guarantee entered into in connection herewith exceed $20,000,000 in the aggregate for all such breaches. If a court of competent jurisdiction enters a judgment awarding the Company damages for such alleged breach, the parties hereto agree that (i) if such judgment is entered within 60 days of the Company filing suit, then within five days following such determination Purchaser and Merger Sub may elect to and may consummate the Merger (in accordance with Article II of this Agreement) and the parties shall promptly jointly request such judgment be set aside, provided that if Purchaser and Merger Sub do not so elect to consummate the Merger or do not consummate the Merger with such five days, then the Company may enforce such judgment, and (ii) if such judgment is entered later than 60 days after the Company files suit, then (A) the Company may enforce such judgment, or, (B) if Purchaser and Merger Sub desire to consummate the Merger in accordance with Article II of this Agreement and the Company consents (such consent to be in the sole and absolute discretion of the Company) to such consummation at such time, the parties may consummate the Merger and the parties shall promptly jointly request such judgment be set aside.
8.13. Attorneys’ Fees.
     If any legal action or any arbitration is brought for the enforcement of this Agreement or because of an alleged dispute, controversy, breach or default in connection with the subject matter of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees and all other reasonable costs and expenses incurred in that action or proceeding, in addition to any other relief to which it may be entitled.
8.14. No Third-Party Beneficiaries.
     Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the Merger shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party, and any third-party beneficiary is hereby disclaimed, except, following the Effective Time, to the extent provided in Section 5.4.
8.15. Company Disclosure Schedule References.
     The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (b) any other representations and warranties (or covenants, as applicable) of the

Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is readily apparent from the language of the Disclosure Schedule itself. Notwithstanding anything in this Agreement to the contrary, the inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be signed and delivered by their respective duly authorized officers as of the date first above written.

LODGIAN, INC., a Delaware corporation
By:	/s/ Daniel E. Ellis
	Name:	Daniel E. Ellis
	Title:	President and Chief Executive Officer

LSREF LODGING INVESTMENTS, LLC a Delaware limited liability company By: LSREF Lodging Holdings, LLC, its sole member
By:	/s/ Marc L. Lipshy
	Name:	Marc L. Lipshy
	Title:	Vice President

LSREF LODGING MERGER CO., INC. a Delaware corporation
By:	/s/ Marc L. Lipshy
	Name:	Marc L. Lipshy
	Title:	Vice President